Exhibit 99.1

PRESS RELEASE – November 2, 2017

“We continue to reposition our business for the current low commodity price environment by reducing our cash costs and improving capital efficiencies. I am pleased that production is trending toward the high end of guidance while our capital program is funded within cash flow. In the Eagle Ford, strong well performance mitigated the impact of Hurricane Harvey. In Canada, our drilling program continues to deliver solid results and we have achieved substantial cost reductions on our acquired assets at Peace River. We maintain strong financial liquidity and our first long-term note maturity is not until 2021,” commented Ed LaFehr, President and Chief Executive Officer.

Highlights

•             Produced 69,310 boe/d (80% oil and NGL) in Q3/2017 and 70,473 boe/d (79% oil and NGL) for the first nine months of 2017;

•             Delivered funds from operations (“FFO”) of $77.3 million ($0.33 per basic share) in Q3/2017 and $241.8 million ($1.03 per basic share) in the first nine months of 2017;

•             Established average 30-day initial gross production rates of approximately 1,500 boe/d per well from 22 gross (5.8 net) wells in the Eagle Ford that commenced production in the third quarter;

•             Reduced net debt by $70.6 million in Q3/2017 through excess FFO, a non-core asset sale and the strengthening of the Canadian dollar relative to the U.S. dollar;

•             Achieved a 35% reduction in operating expenses on our recently acquired Peace River lands, which contributed to a further 5% reduction in annual guidance to $10.50/boe; and

•             Tightened 2017 production guidance range to 69,500 to 70,000 boe/d (previously 69,000 to 70,000 boe/d) despite the impact of Hurricane Harvey in the third quarter.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	$254,430	$274,369	$197,648	$789,348	$546,979
Funds from operations (1)	77,340	83,136	72,106	241,845	199,012
Per share - basic	0.33	0.35	0.34	1.03	0.94
Per share - diluted	0.33	0.35	0.34	1.02	0.94
Net income (loss)	(9,228)	9,268	(39,430)	11,136	(125,760)
Per share - basic	(0.04)	0.04	(0.19)	0.05	(0.60)
Per share - diluted	(0.04)	0.04	(0.19)	0.05	(0.60)
Exploration and development	61,544	78,007	39,579	236,110	156,754
Acquisitions, net of divestitures	(7,436)	5,226	(62,752)	63,794	(62,798)
Total oil and natural gas capital expenditures	$54,108	$83,233	$(23,173)	$299,904	$93,956

Bank loan (2)	$226,249	$264,032	$289,859	$226,249	$289,859
Long-term notes (2)	1,488,450	1,541,694	1,544,510	1,488,450	1,554,510
Long-term debt	1,714,699	1,805,726	1,844,369	1,714,699	1,844,369
Working capital deficiency	34,106	13,661	19,653	34,106	19,653
Net debt (3)	$1,748,805	$1,819,387	$1,864,022	$1,748,805	$1,864,022

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
OPERATING
Daily production
Heavy oil (bbl/d)	26,161	25,577	24,132	25,454	23,789
Light oil and condensate (bbl/d)	20,041	22,370	19,001	21,343	21,785
NGL (bbl/d)	8,940	9,693	9,149	8,982	9,695
Total oil and NGL (bbl/d)	55,142	57,640	52,282	55,779	55,269
Natural gas (mcf/d)	85,006	91,028	89,314	88,166	94,253
Oil equivalent (boe/d @ 6:1) (4)	69,310	72,812	67,167	70,473	70,978

Benchmark prices
WTI oil (US$/bbl)	48.20	48.29	44.94	49.46	41.34
WCS heavy oil (US$/bbl)	38.26	37.16	31.44	37.59	27.66
Edmonton par oil ($/bbl)	56.74	61.92	54.80	60.87	50.14
LLS oil (US$/bbl)	50.27	49.70	45.82	50.82	41.76

Baytex average prices (before hedging)
Heavy oil ($/bbl) (5)	38.18	37.62	29.79	37.29	23.91
Light oil and condensate ($/bbl)	58.22	60.68	53.25	60.75	47.27
NGL ($/bbl)	25.18	22.70	14.96	24.65	15.58
Total oil and NGL ($/bbl)	43.36	44.06	35.72	44.23	31.65
Natural gas ($/mcf)	2.89	3.62	2.95	3.35	2.42
Oil equivalent ($/boe)	38.04	39.41	31.73	39.20	27.86

CAD/USD noon rate at period end	1.2510	1.2983	1.3117	1.2510	1.3117
CAD/USD average rate for period	1.2524	1.3447	1.3051	1.3067	1.3228
COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	4.13	4.81	7.72	6.97	9.04
Low	2.76	2.87	4.76	2.76	1.57
Close	3.76	3.15	5.57	3.76	5.57
Volume traded (thousands)	156,562	216,383	377,435	628,577	1,326,946

NYSE
Share price (US$)
High	3.16	3.63	6.18	5.20	7.14
Low	2.13	2.15	3.59	2.13	1.08
Close	3.01	2.43	4.25	3.01	4.25
Volume traded (thousands)	81,848	109,758	168,984	330,759	521,550
Common shares outstanding (thousands)	235,451	234,204	211,542	235,451	211,542

Notes:

(1)             Funds from operations is not a measurement based on generally accepted accounting principles (“GAAP”) in Canada, but is a financial term commonly used in the oil and gas industry. We define funds from operations as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement expenditures. Baytex’s determination of funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three and nine months ended September 30, 2017.

(2)             Principal amount of instruments.

(3)             Net debt is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. We define net debt to be the sum of monetary working capital (which is current assets less current liabilities excluding current financial derivatives and onerous contracts) and the principal amount of both the long-term notes and the bank loan.

(4)             Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)             Heavy oil prices are calculated based on sales volumes, net of blending costs.

Baytex Energy Corp. Third Quarter Report Page 2

Operating Results

Our operating results for the third quarter reflect strong performance across our three core operating areas as we position our business for success in a lower commodity price environment. In the Eagle Ford, enhanced completions continue to drive strong well performance. In Peace River, we drilled our first well on the recently acquired acreage with results exceeding our budget expectation. In Lloydminster, our drilling program continues to generate impressive results.

Production averaged 69,310 boe/d (80% oil and NGL) in Q3/2017, as compared to 72,812 boe/d (79% oil and NGL) in Q2/2017. Production in the first nine months of 2017 averaged 70,473 boe/d. During the third quarter, exploration and development capital expenditures totaled $61.5 million and we participated in the drilling of 50 (15.3 net) wells with a 100% success rate.

We employ a flexible approach to prudently manage our capital program as we target exploration and development capital expenditures at a level that approximates our FFO. In the first nine months of 2017, exploration and development capital expenditures totaled $236.1 million, as compared to FFO of $241.8 million.

As previously disclosed, due to Hurricane Harvey, on August 25, 2017 our Eagle Ford operations were shut-in and drilling and completion operations were suspended. With very little damage to production facilities on Baytex lands, production in the Eagle Ford steadily increased as market access improved and production was restored to pre-hurricane levels by mid-September. Due to flush production from well restarts in September, we estimate downtime in the third quarter of approximately 1,500 boe/d, as compared to our prior estimate of 2,500 boe/d.

We continuously evaluate opportunities to optimize and enhance our portfolio. During the third quarter, we disposed of our Red Earth assets located in north central Alberta for net proceeds of $7.3 million. The assets were producing approximately 250 boe/d of crude oil at the time of closing and included undiscounted asset retirement obligations of $11.6 million.

Due to low natural gas prices in Alberta and our desire to optimize the value of our resource base, we shut-in approximately 6 mmcf/d (approximately 1,000 boe/d) of natural gas production during the month of October. We subsequently re-started this production as natural gas prices improved.

We are tightening our 2017 production guidance to 69,500 to 70,000 boe/d (previously 69,000 to 70,000 boe/d), despite the impact of Hurricane Harvey in the Eagle Ford and the shut-in of natural gas production in Alberta. We are maintaining our capital budget guidance at $310 to $330 million. We continue to drive cost efficiencies in our business with notable operating expense savings in Peace River. Following a 4% reduction in our annual guidance for operating expenses in the second quarter, we are reducing our guidance a further 5% to $10.50/boe.

We are in the process of setting our 2018 capital budget, the details of which are expected to be released in December following approval by our Board of Directors.

Eagle Ford

Our Eagle Ford asset in South Texas is one of the premier oil resource plays in North America. The assets generate the highest cash netbacks in our portfolio and contain a significant inventory of development prospects. In Q3/2017, we directed 76% of our exploration and development expenditures toward these assets.

Production during the third quarter averaged 34,750 boe/d (77% liquids), as compared to 38,528 boe/d in Q2/2017. The reduced volumes reflect the impact of Hurricane Harvey combined with fewer net wells brought on production in Q3/2017 relative to the first half of 2017.

During the third quarter, we averaged 3-4 drilling rigs and 1-2 completion crews on our lands. In Q3/2017, we participated in the drilling of 30 (7.9 net) wells and commenced production from 22 (5.8 net) wells. At quarter end, we had 48 (13.8 net) wells waiting on completion.

We continue to see strong well performance driven by enhanced completions in Karnes County. In addition, early results from Atascosa County are encouraging as we exploit the oil window on the western portion of our lands. The wells that commenced production during the quarter established 30-day initial gross production rates of approximately 1,500 boe/d per well. During the third quarter, we averaged 28 effective frac stages per well and proppant per completed foot of approximately 1,800 pounds.

Peace River

Our Peace River region, located in northwest Alberta, has been a core asset since we commenced operations in the area in 2004. Through our innovative multi-lateral horizontal drilling and production techniques, we are able to generate some of the strongest capital efficiencies in the oil and gas industry. In addition, through detailed re-mapping of the Bluesky formation, we have been able to effectively increase our exposure to pay in the laterals of new wells, achieving 97% in zone performance.

Baytex Energy Corp. Third Quarter Report Page 3

Production was stable during the third quarter, averaging 18,400 boe/d (93% heavy oil), as compared to 18,300 boe/d in Q2/2017. We drilled 1 (1.0 net) well during the third quarter and 8 (8.0 net) wells during the first nine months of 2017. These wells have established an average 30-day initial production rate of approximately 400 bbl/d per well.

Our Peace River team has been working diligently to integrate our recent acquisition in Peace River as we align the acquired assets with our operating philosophy. During the third quarter, we drilled our first well at Seal, which generated a 30-day initial production rate of approximately 400 bbl/d. We also restarted 10 pads that were shut-in at the time of the acquisition, resulting in incremental production of 800 bbl/d. We have undertaken an extensive review of operations to ensure regulatory compliance and have made meaningful progress in reducing operating costs. To-date, we have achieved a 35% reduction with further improvements anticipated in 2018 and beyond. Production on the acquired assets averaged 3,800 boe/d during the third quarter, up 26% from the time of the acquisition.

Lloydminster

Our Lloydminster region, which straddles the Alberta and Saskatchewan border, is characterized by multiple stacked pay formations at relatively shallow depths, which we have successfully developed through vertical and horizontal drilling, water flood and steam-assisted gravity drainage operations. We have also adopted, where applicable, the multi-lateral well design and geosteering capability that we have successfully utilized at Peace River.

Production averaged approximately 9,100 boe/d (98% heavy oil) during the third quarter, as compared to 8,600 boe/d in Q2/2017. The higher volumes reflect an increased pace of development activity following spring break-up. We drilled 19 (6.4 net) wells during the third quarter and 41 (21.3 net) wells during the first nine months of 2017. During the third quarter, three operated wells (including two multi-lateral horizontal wells) established an average 30-day initial production rate of approximately 200 bbl/d per well.

Financial Review

We generated FFO of $77.3 million ($0.33 per share) in Q3/2017, compared to $83.1 million ($0.35 per share) in Q2/2017. The decrease in FFO is largely due to lower production volumes associated with Hurricane Harvey and the decline in crude oil prices, expressed in Canadian dollars, due to the strengthening of the Canadian dollar relative to the U.S. dollar.

In the first nine months of 2017, we generated FFO of $241.8 million ($1.03 per share), compared to $199.0 million ($0.94 per share) in the first nine months of 2016. This increase is largely attributable to higher realized commodity prices.

Financial Liquidity

We continue to maintain strong financial liquidity as our US$575 million revolving credit facilities are approximately two-thirds undrawn and our first long-term note maturity is not until 2021. With our strategy to target exploration and development capital expenditures at a level that approximates our funds from operations, we expect this liquidity position to be stable going forward.

Our revolving credit facilities, which currently mature in June 2019, are covenant-based and do not require annual or semi-annual reviews. We are well within our financial covenants on these facilities as our Senior Secured Debt to Bank EBITDA ratio as at September 30, 2017 was 0.6:1.0, compared to a maximum permitted ratio of 5.0:1.0, and our interest coverage ratio was 4.2:1.0, compared to a minimum required ratio of 1.25:1.0.

Our net debt totaled $1.75 billion at September 30, 2017, which is down $115 million from September 30, 2016. Our net debt is comprised of over 75% U.S. dollar borrowings and with the recent strengthening of the Canadian dollar relative to the U.S. dollar, our net debt expressed in Canadian dollars is reduced. Additionally, our exposure to fluctuations in the Canada-U.S. dollar exchange rate is mitigated as more than half of our operations are in the U.S. and approximately 70% of our 2017 exploration and development capital program is forecast to be invested in the U.S.

Operating Netback

In Q3/2017, the price for West Texas Intermediate light oil (“WTI”) averaged US$48.20/bbl, as compared to US$48.29/bbl in Q2/2017. While WTI was relatively stable during the third quarter, we benefited from an improved pricing environment for Canadian heavy oil. The discount for Canadian heavy oil, as measured by the price differential between Western Canadian Select (“WCS”) and WTI, averaged US$9.94/bbl, as compared to US$11.13/bbl in Q2/2017.

In the Eagle Ford, our assets are proximal to Gulf Coast markets with light oil and condensate production priced off the Louisiana Light Sweet (“LLS”) crude oil benchmark, which is a function of the Brent price. As a result, we are currently benefiting from a widening of the Brent-WTI spread. In addition, increased competition for physical field supplies has resulted in improved price realizations relative to LLS. During the third quarter, our light oil and condensate price in the Eagle Ford of US$46.78/bbl (or $58.59/bbl) represented a US$3.49/bbl discount to LLS, as compared to a historical discount of approximately US$6.00/bbl.

Baytex Energy Corp. Third Quarter Report Page 4

We generated an operating netback in Q3/2017 of $17.83/boe ($18.27/boe including financial derivatives gain), as compared to $18.30/boe ($18.70/boe including financial derivatives gain) in Q2/2017 and $13.91/boe ($16.95/boe including financial derivatives gain) in Q3/2016. The Eagle Ford generated an operating netback of $23.53/boe during Q3/2017 while our Canadian operations generated an operating netback of $12.08/boe.

The following table summarizes our operating netbacks for the periods noted.

	Three Months Ended September 30
	2017			2016
($ per boe except for sales volume)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	34,560	34,750	69,310	33,615	33,552	67,167

Realized sales price	$33.41	$42.64	$38.04	$26.52	$36.95	$31.73
Less:
Royalty	4.71	12.58	8.65	3.85	10.89	7.37
Operating expense	13.69	6.53	10.10	12.32	5.82	9.07
Transportation expense	2.93	—	1.46	2.76	—	1.38
Operating netback	$12.08	$23.53	$17.83	$7.59	$20.24	$13.91
Realized financial derivatives gain	—	—	0.44	—	—	3.04
Operating netback after financial derivatives gain	$12.08	$23.53	$18.27	$7.59	$20.24	$16.95

Risk Management

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize various financial derivative contracts which are intended to partially reduce the volatility in our FFO. We realized a financial derivatives gain of $2.8 million in Q3/2017.

For the fourth quarter of 2017, we have entered into hedges on approximately 48% of our net WTI exposure with 9% fixed at US$54.46/bbl and 39% hedged utilizing a 3-way option structure that provides us with downside price protection at US$47.17/bbl and upside participation to US$58.60/bbl. We have also entered into hedges on approximately 48% of our net WCS differential exposure at a price differential to WTI of US$13.67/bbl and 62% of our net natural gas exposure through a combination of AECO swaps at C$3.00/mcf and NYMEX swaps at US$2.98/mmbtu.

We are also executing our hedge program for 2018. We have now entered into hedges on approximately 23% of our net WTI exposure with 18% fixed at US$51.18/bbl and 5% hedged utilizing a 3-way option structure that provides us with downside price protection at US$54.40/bbl and upside participation to US$60.00/bbl. To enhance the value of our fixed price hedges, we have entered into WTI swaptions at an average price of US$51.28/bbl, which, if exercised on December 29, 2017, would bring our crude oil hedge position for 2018 to approximately 38%. In addition, we have entered into a Brent-based hedge for 1,000 bbl/d at US$59.00/bbl.

For 2018, we have also entered into hedges on approximately 42% of our net WCS differential exposure at a price differential to WTI of US$14.19/bbl and 21% of our net natural gas exposure through a combination of AECO swaps at C$2.82/mcf and NYMEX swaps at US$3.02/mmbtu.

A complete listing of our financial derivative contracts can be found in Note 17 to our Q3/2017 financial statements.

Baytex Energy Corp. Third Quarter Report Page 5

2017 Guidance

The following table summarizes our 2017 annual guidance and compares it to our 2017 year-to-date actual results.

	2017 Guidance			Variance to
	Original (1)	Current	YTD 2017	Current
Exploration and development capital ($ millions)	300 - 350	310 - 330	236.1	N/A
Production (boe/d)	66,000 - 70,000	69,500 - 70,000	70,473	1%

Expenses:
Royalty rate (%)	~23.0	~23.0	22.9	(1) %
Operating ($/boe)	11.00 - 12.00	~10.50	10.37	(1) %
Transportation ($/boe)	1.10 - 1.30	~1.40	1.37	(2) %
General and administrative ($/boe)	~2.00	~2.00	1.96	(2) %
Interest ($/boe)	~4.00	~4.00	3.93	(2) %

Notes:

(1)             Original guidance as announced on December 12, 2016.

Board Appointment

The Board of Directors is pleased to announce the appointment of Mark Bly as a director of Baytex. Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Since retiring from BP in 2013, Mr. Bly has worked with private oil and gas production and service companies serving as an executive, a board member and an advisor. At BP, Mr. Bly held various senior leadership roles in its domestic and international operations, including leading the North American onshore unit, Group Vice President for approximately 25% of BP’s global production, and Executive Vice President of Group Safety and Operational Risk. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our 2017 production and capital expenditure guidance; our Eagle Ford assets, including our assessment that it is a premier oil resource play, the initial production rates from new wells in Q3/2017; our Peace River assets, including that the area has some of the strongest capital efficiencies in the oil and gas industry and initial production rates from new wells in 2017; our belief that we have strong financial liquidity and that our liquidity position will remain stable going forward; our target for exploration and development capital expenditures to approximate funds from operations; the effect that a strengthening Canada-U.S. dollar exchange rate will have on our U.S. dollar denominated debt; that our U.S. operations mitigate our exposure to fluctuations in the Canada-U.S. dollar exchange rate; our ability to partially reduce the volatility in our funds from operations by utilizing financial derivative contracts for commodity prices, heavy oil differentials and interest and foreign exchange rates; the percentage of our anticipated Q4/2017 and 2018 oil and natural gas production that is hedged; and our expected royalty rate and per boe operating, transportation, general and administrative and interest costs for 2017. In addition, information and statements relating to reserves and contingent resources are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves and contingent resources described exist in quantities predicted or estimated, and that they can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; a decline or an extended period of the currently low oil and natural gas prices; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; availability and cost of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy

Baytex Energy Corp. Third Quarter Report Page 6

oil projects; we may lose access to our information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2016, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles (“GAAP”) in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for changes in non-cash operating working capital and asset retirement expenditures. Baytex’s determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends to shareholders. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Net debt is not a measurement based on GAAP in Canada. We define net debt to be the sum of monetary working capital (which is current assets less current liabilities (excluding current financial derivatives and onerous contracts)) and the principal amount of both the long-term notes and the bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Bank EBITDA is not a measurement based on GAAP in Canada. We define Bank EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items as set out in the credit agreement governing our revolving credit facilities. Bank EBITDA is used to measure compliance with certain financial covenants.

Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

Baytex Energy Corp. Third Quarter Report Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three and nine months ended September 30, 2017. This information is provided as of November 1, 2017. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The results for the three and nine months ended September 30, 2017 (“Q3/2017” and “YTD 2017”) have been compared with the results for the three and nine months ended September 30, 2016 (“Q3/2016” and “YTD 2016”). This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three and nine months ended September 30, 2017, its audited comparative consolidated financial statements for the years ended December 31, 2016 and 2015, together with the accompanying notes, and its Annual Information Form for the year ended December 31, 2016. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages, per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, net debt, operating netback and Bank EBITDA) which do not have any standardized meaning prescribed by Generally Accepted Accounting Principles in Canada (“GAAP”). While funds from operations, net debt, operating netback and Bank EBITDA are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers. We believe that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze against prior periods on a comparable basis.

Funds from Operations

We consider funds from operations (“FFO”) a key measure that provides a more complete understanding of our results of operations and financial performance, including our ability to generate funds for capital investment, debt repayment and potential future dividends. We believe that this measure provides a meaningful assessment of our operations by eliminating certain non-cash charges. However, FFO should not be construed as an alternative to performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income (loss).

The following table reconciles cash flow from operating activities to FFO.

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2017	2016	2017	2016
Cash flow from operating activities	$77,912	$88,887	$228,885	$208,201
Change in non-cash working capital	(2,326)	(17,180)	3,311	(11,997)
Asset retirement expenditures	1,754	399	9,649	2,808
Funds from operations	$77,340	$72,106	$241,845	$199,012

Baytex Energy Corp. Third Quarter Report Page 8

Net Debt

We believe that net debt assists in providing a more complete understanding of our financial position and provides a key measure to assess our liquidity.

The following table summarizes our calculation of net debt.

($ thousands)	September 30, 2017	December 31, 2016
Bank loan(1)	$226,249	$191,286
Long-term notes(1)	1,488,450	1,584,158
Working capital deficiency (surplus)(2)	34,106	(1,903)
Net debt	$1,748,805	$1,773,541

(1)               Principal amount of instruments expressed in Canadian dollars.

(2)               Working capital is current assets less current liabilities (excluding current financial derivatives and onerous contracts).

Operating Netback

We define operating netback as petroleum and natural gas sales, less blending expense, royalties, operating expense and transportation expense. Operating netback per boe is the operating netback divided by barrels of oil equivalent production volume for the applicable period. We believe that this measure assists in assessing our ability to generate cash margin on a unit of production basis. Our heavy oil operations require us to purchase diluent for blending that is recovered in the sales price of the blended product. Our purchases of blending diluent are recorded as heavy oil blending expense and our sales of blending diluent are included with petroleum and natural gas sales. We reduce the petroleum and natural gas sales by the blending expense in order to calculate our heavy oil sales per boe to compare our realized price to the benchmark price.

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2017	2016	2017	2016
Petroleum and natural gas sales	$254,430	$197,648	$789,348	$546,979
Less: Blending expense	(11,879)	(1,587)	(35,196)	(5,153)
Petroleum and natural gas sales, net of blending
expense	242,551	196,061	754,152	541,826

Royalties	55,176	45,531	172,367	122,499
Operating expense	64,391	56,073	199,446	181,028
Transportation expense	9,312	8,533	26,327	20,454
Operating netback	113,672	85,924	356,012	217,845
Realized financial derivatives gain	2,795	18,750	5,719	87,192
Operating netback after realized financial derivatives gain	$116,467	$104,674	$361,731	$305,037

Baytex Energy Corp. Third Quarter Report Page 9

Bank EBITDA

Bank EBITDA is used to assess compliance with certain financial covenants. The following table reconciles net income (loss) to Bank EBITDA.

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2017	2016	2017	2016
Net income (loss)	$(9,228)	$(39,430)	$11,136	$(125,760)
Plus:
Financing and interest	27,498	28,409	85,296	85,350
Unrealized foreign exchange (gain) loss	(44,006)	11,361	(87,389)	(71,891)
Unrealized financial derivatives (gain) loss	21,145	(5,639)	(27,698)	105,048
Current income tax recovery	(48)	(4,261)	(1,489)	(7,987)
Deferred income tax recovery	(18,486)	(14,589)	(54,226)	(109,494)
Depletion and depreciation	117,670	118,231	371,156	381,842
Impairment	—	26,559	—	26,559
Loss (gain) on disposition of oil and gas properties	6,068	(43,453)	6,592	(43,431)
Non-cash items(1)	2,966	16,491	18,116	28,223
Bank EBITDA	$103,579	$93,679	$321,494	$268,459

(1) Non-cash items include share-based compensation expense, exploration and evaluation expense and non-cash other expense.

THIRD QUARTER HIGHLIGHTS

Baytex delivered strong operating and financial results for Q3/2017, generating FFO of $77.3 million while investing $61.5 million on exploration and development capital expenditures. Average production of 69,310 boe/d for the quarter was impacted by the temporary shut-in of our U.S. operations due to Hurricane Harvey and was 5% lower than 72,812 boe/d reported for Q2/2017. Despite the impact of Hurricane Harvey, YTD 2017 production averaged 70,473 boe/d, which exceeded our revised annual guidance range of 69,000 to 70,000 boe/d. We generated funds from operations of $241.8 million which exceeded our exploration and development spending of $236.1 million for YTD 2017.

In Canada, our exploration and development activities were focused on our Peace River and Lloydminster properties. In Lloydminster, our pace of development increased after spring break up and we drilled 19 (6.4 net) wells in Q3/2017 and have drilled 41 (21.3 net) wells during the first nine months of 2017. At Peace River, we drilled 1 (1.0 net) well during Q3/2017 and 8 (8.0 net) wells during YTD 2017. Drilling results in both Peace River and Lloydminster have been strong during the first nine months of 2017 after having limited activity on these lands in 2015 and 2016. Production for our Canadian operations averaged 34,560 boe/d for Q3/2017, consistent with 34,284 boe/d for Q2/2017 and an increase of 9% from 31,704 boe/d in Q4/2016. We closed the Peace River asset acquisition on January 20, 2017 and were able to reactivate certain wells subsequent to closing which contributed to the increase in production in 2017 compared to 2016.

In the U.S., our exploration and development capital of $47.1 million for Q3/2017 and $164.7 million for YTD 2017 resulted in 30 (7.9 net) wells drilled in Q3/2017 and 104 (25.7 net) wells drilled in YTD 2017, respectively. U.S. production of 34,750 boe/d was down 10% from 38,528 boe/d in Q2/2017 due to natural declines combined with downtime related to Hurricane Harvey, which reduced production for Q3/2017 by an estimated 1,500 boe/d. Despite the impact of Hurricane Harvey, U.S. production for Q3/2017 was up 4% from 33,552 in Q3/2016 due to the increased pace of development combined with strong 2017 well results related to completion programs with increased frac stages and higher proppant usage.

Total production of 69,310 boe/d for Q3/2017 is down 5% from 72,812 boe/d for Q2/2017 and up 3% from 67,167 boe/d for Q3/2016. Average production of 70,473 boe/d for the first nine months of 2017 exceeded our revised annual guidance of 69,000 - 70,000 boe/d. Strong well results in the Eagle Ford and initial new well production from our Canadian capital program, combined with reactivations on the acquired Peace River properties, contributed to strong production results YTD 2017.

During Q3/2017, strengthening global oil demand combined with the ongoing efforts of the Organization of the Petroleum Exporting Countries (“OPEC”) to balance the oil market with production curtailments began to stabilize oil pricing at levels above the multi-year lows experienced during 2016. The WTI benchmark averaged US$48.20/bbl for Q3/2017, consistent with $48.28/bbl for Q2/2017 and an increase of 7% from US$44.94/bbl for Q3/2016. Natural gas prices in the U.S. also increased compared to Q3/2016, with NYMEX increasing 7% to US$3.00/mmbtu for Q3/2017 from US$2.81/mmbtu for Q3/2016. The improvement in commodity prices during Q3/2017 combined with tighter differentials in Canada and improved contract pricing in the U.S. increased our realized sales price to $38.04/boe from $31.73/boe in Q3/2016.

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We generated FFO of $77.3 million for Q3/2017 a $5.2 million increase from $72.1 million in Q3/2016 and a $5.8 million decrease from $83.1 million in Q2/2017. Higher average production and realized prices contributed to the increase in FFO for Q3/2017 relative to the same period of 2016. Lower operating costs mitigated the impact of lower production and lower prices relative to Q2/2017, which resulted in lower FFO for Q3/2017.

As at September 30, 2017, our net debt was $1.75 billion, as compared to $1.77 billion at December 31, 2016. Net debt decreased as our FFO of $241.8 million for YTD 2017 exceeded exploration and development spending of $236.1 million. In addition, the stronger Canadian dollar reduced the reported amount of our U.S. dollar denominated debt at September 30, 2017 which more than offset the increase in net debt due to the Peace River acquisition which closed on January 20, 2017. At September 30, 2017, we were in compliance with all of our financial covenants with approximately two-thirds of our credit capacity undrawn.

RESULTS OF OPERATIONS

The Canadian division includes the heavy oil assets in Peace River and Lloydminster and the conventional oil and natural gas assets in Western Canada. The U.S. division includes the Eagle Ford assets in Texas.

Production

	Three Months Ended September 30
	2017			2016
Daily Production	Canada	U.S.	Total	Canada	U.S.	Total
Liquids (bbl/d)
Heavy oil	26,161	—	26,161	24,132	—	24,132
Light oil and condensate	1,245	18,796	20,041	1,321	17,680	19,001
NGL	1,126	7,814	8,940	1,188	7,961	9,149
Total liquids (bbl/d)	28,532	26,610	55,142	26,641	25,641	52,282
Natural gas (mcf/d)	36,164	48,842	85,006	41,846	47,468	89,314
Total production (boe/d)	34,560	34,750	69,310	33,615	33,552	67,167

Production Mix
Heavy oil	76%	—%	38%	71%	—%	35%
Light oil and condensate	4%	54%	29%	4%	53%	29%
NGL	3%	23%	13%	4%	23%	14%
Natural gas	17%	23%	20%	21%	24%	22%

	Nine Months Ended September 30
	2017			2016
Daily Production	Canada	U.S.	Total	Canada	U.S.	Total
Liquids (bbl/d)
Heavy oil	25,454	—	25,454	23,789	—	23,789
Light oil and condensate	1,258	20,085	21,343	1,449	20,336	21,785
NGL	1,063	7,919	8,982	1,263	8,432	9,695
Total liquids (bbl/d)	27,775	28,004	55,779	26,501	28,768	55,269
Natural gas (mcf/d)	37,502	50,664	88,166	41,093	53,160	94,253
Total production (boe/d)	34,025	36,448	70,473	33,350	37,628	70,978

Production Mix
Heavy oil	75%	—%	36%	71%	—%	34%
Light oil and condensate	4%	55%	30%	4%	54%	31%
NGL	3%	22%	13%	4%	22%	13%
Natural gas	18%	23%	21%	21%	24%	22%

Baytex Energy Corp. Third Quarter Report Page 11

Our average production for Q3/2017 was 69,310 boe/d, down 5% from Q2/2017 production of 72,812 boe/d and up 3% from Q3/2016. Strong well performance in Canada and the U.S. mitigated the impact of shut-in operations and suspended drilling and completion activities in the U.S. due to Hurricane Harvey.

Production in Canada was 34,560 boe/d for Q3/2017, consistent with 34,284 boe/d for Q2/2017 and an increase of 3% from 33,615 boe/d reported for Q3/2016. Production for Q3/2017 was consistent with Q2/2017 as positive initial production results from operated wells in Lloydminster brought online during the third quarter along with increased production from the Q1/2017 Peace River acquisition offset the impact of natural declines. Our successful 2017 capital program combined with the Peace River acquisition resulted in a 3% increase in Canadian production for Q3/2017 compared to Q3/2016.

In the U.S., production was 34,750 boe/d for Q3/2017, down 10% from 38,528 boe/d in Q2/2017 and up 4% from 33,552 boe/d in Q3/2016. On August 25, 2017, our U.S. operations were shut-in and drilling and completion activities were suspended due to Hurricane Harvey. Field operations restarted during the week of August 28, 2017 and production was fully restored to pre-hurricane levels by mid-September. We estimate that downtime related to Hurricane Harvey reduced production for Q3/2017 by approximately 1,500 boe/d. As expected, and after eliminating the impact of Hurricane Harvey, U.S. production decreased by approximately 2,300 boe/d from Q2/2017 as activity levels were lower in Q3/2017 compared with the first half of the year. In Q3/2017 we brought 5.8 net wells on production compared to 17.5 net wells in the first half of the year. Our U.S. capital program combined with strong well performance mitigated the impact of downtime and resulted in slightly higher average daily production compared to Q3/2016.

Our production for the first nine months of 2017 averaged 70,473 boe/d compared to 70,978 boe/d reported for the same period of 2016. Strong well performance in the U.S. and Canada resulted in reported production exceeding the high end of our revised annual guidance range of 69,000 - 70,000 boe/d. This new production combined with the reactivation of shut-in heavy oil production and the Peace River acquisition completed in Q1/2017 offset the impact of downtime due to Hurricane Harvey and natural declines from a less active 2016 capital program. As a result, average daily production for the nine months ended September 30, 2017 was consistent with the comparative period in 2016. Given strong performance YTD 2017 we are narrowing our annual guidance to 69,500 - 70,000 boe/d.

Commodity Prices

The prices received for our crude oil and natural gas production directly impact our earnings, FFO and our financial position.

Crude Oil

WTI oil prices ranged between US$46/bbl and US$50/bbl during Q3/2017 as strengthening global demand combined with OPEC’s continued production curtailments have moderated concerns over rising non-OPEC production and elevated inventory levels. Benchmark crude oil prices were higher during the first nine months of 2017 relative to multi-year lows for the first nine months of 2016. The West Texas Intermediate light oil (“WTI”) benchmark averaged US$48.20/bbl for Q3/2017 and US$49.46/bbl for the nine months ended September 30, 2017. This compares to an average of US$44.94/bbl for Q3/2016 and US$41.34/bbl for the first nine months of 2016.

Our U.S. crude oil price is primarily referenced to the Louisiana Light Sweet (“LLS”) stream at St. James, Louisiana, which is the representative benchmark for light oil pricing at the U.S. Gulf coast. The LLS benchmark was US$50.27/bbl for Q3/2017, up 10% compared to an average of US$45.82/bbl for Q3/2016 and was slightly above the Q2/2017 average of US$49.70/bbl.

The price received for our heavy oil sales in Canada is based on the Western Canadian Select (“WCS”) benchmark price which trades at a discount to WTI due to the quality and lack of egress for Canadian grades of crude oil. For Q3/2017, the WCS heavy oil differential narrowed and averaged US$9.94/bbl, as compared to US$13.50/bbl for Q3/2016 and US$11.12/bbl for Q2/2017. The WCS differential was lower during Q3/2017 as a result of reduced Canadian supply following Q2/2017 production turnarounds and third-party facility downtime combined with increased downstream demand for heavier grades of crude oil.

Natural Gas

Natural gas prices were higher during the first nine months of 2017 relative to the same period in 2016. Higher demand due to increased exports to Mexico and increasing North American liquefied natural gas sales have resulted in lower storage levels and improved North American market pricing. Canadian natural gas prices remain challenged as higher maintenance downtime on the Western Canadian pipeline system has created transportation bottlenecks and a lower AECO benchmark for Q3/2017 as compared to the same period of 2016.

We compare our realized price on U.S. natural gas production to the New York Mercantile Exchange (“NYMEX”) natural gas index. During Q3/2017, the NYMEX natural gas benchmark averaged US$3.00/mmbtu, an increase of 7% from US$2.81/mmbtu for the same period of 2016 and a slight decrease from Q2/2017 when the benchmark averaged US$3.18/mmbtu.

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In Canada, we receive natural gas pricing based on the AECO benchmark which averaged $2.04/mcf during Q3/2017. This represents a decrease of 7% compared to $2.20/mcf in Q3/2016 and a decrease of 26% from $2.77/mcf for Q2/2017. The recent decline in AECO pricing is a result of increasing supply and limited market access for Canadian natural gas production. The AECO benchmark continues to trade at a significant discount to NYMEX as a result of pipeline constraints which has been compounded by recent pipeline maintenance activities in Western Canada.

The following tables compare selected benchmark prices and our average realized selling prices for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30			Nine Months Ended September 30
	2017	2016	Change	2017	2016	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	48.20	44.94	7%	49.46	41.34	20%
WTI oil (CAD$/bbl)	60.37	58.66	3%	64.63	54.68	18%
WCS heavy oil (US$/bbl)(2)	38.26	31.44	22%	37.59	27.66	36%
WCS heavy oil (CAD$/bbl)	47.92	41.03	17%	49.11	36.59	34%
LLS oil (US$/bbl)(3)	50.27	45.82	10%	50.82	41.76	22%
LLS oil (CAD$/bbl)	62.96	59.80	5%	66.41	55.24	20%
CAD/USD average exchange rate	1.2524	1.3051	(4)%	1.3067	1.3228	(1) %
Edmonton par oil ($/bbl)	56.74	54.80	4%	60.87	50.14	21%
AECO natural gas price ($/mcf)(4)	2.04	2.20	(7)%	2.58	1.85	39%
NYMEX natural gas price (US$/mmbtu)(5)	3.00	2.81	7%	3.17	2.29	38%

(1) WTI refers to the arithmetic average of NYMEX prompt month WTI for the applicable period.

(2) WCS refers to the average posting price for the benchmark WCS heavy oil.

(3) LLS refers to the Argus trade month average for Louisiana Light Sweet oil.

(4) AECO refers to the AECO monthly average index price published by the Canadian Gas Price Reporter (“CGPR”).

(5) NYMEX refers to the NYMEX last day average index price as published by the CGPR.

	Three Months Ended September 30
	2017			2016
	Canada	U.S.	Total	Canada	U.S.	Total
Average Realized Sales Prices(1)
Canadian heavy oil ($/bbl)(2)	$38.18	$—	$38.18	$29.79	$—	$29.79
Light oil and condensate ($/bbl)	52.57	58.59	58.22	48.51	53.60	53.25
NGL ($/bbl)	25.06	25.20	25.18	17.09	14.64	14.96
Natural gas ($/mcf)	1.72	3.76	2.89	2.11	3.70	2.95
Weighted average ($/boe)(2)	$33.41	$42.64	$38.04	$26.52	$36.95	$31.73

	Nine Months Ended September 30
	2017			2016
	Canada	U.S.	Total	Canada	U.S.	Total
Average Realized Sales Prices(1)
Canadian heavy oil ($/bbl)(2)	$37.29	$—	$37.29	$23.91	$—	$23.91
Light oil and condensate ($/bbl)	54.77	61.13	60.75	43.56	47.53	47.27
NGL ($/bbl)	27.70	24.24	24.65	17.52	15.28	15.58
Natural gas ($/mcf)	2.35	4.09	3.35	1.79	2.91	2.42
Weighted average ($/boe)(2)	$33.37	$44.64	$39.20	$21.81	$33.22	$27.86

(1)    Baytex’s risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives but does include physical contracts settled during the period.

(2)    Realized heavy oil prices are calculated based on sales volumes, net of blending costs.

Average Realized Sales Prices

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Average Realized Sales Prices

Our weighted average sales price was $38.04/boe for Q3/2017, up $6.31/boe or 20% from $31.73/boe for Q3/2016. The increase in our weighted average sales price reflects improved benchmark pricing received for our sales volumes during Q3/2017 relative to Q3/2016.

In Canada, our realized heavy oil sales price averaged $38.18/bbl for Q3/2017, representing an increase of $8.39/bbl compared to $29.79/bbl for the same period of 2016. This increase is slightly higher than the $6.89/bbl increase in the WCS price (expressed in Canadian dollars) for the same period as we had better market access in Q3/2017 which increased our realized price. YTD 2017 our realized heavy oil price increased to $37.29/bbl from $23.91/bbl for YTD 2016, a $13.38/bbl increase. The increase in realized heavy oil sales pricing for YTD 2017 is primarily a result of the increase in WCS benchmark pricing (expressed in Canadian dollars) which was up $12.52/bbl for YTD 2017.

Our realized Canadian light oil and condensate price averaged $52.57/bbl for Q3/2017, an increase of $4.06/bbl from $48.51/bbl for Q3/2016. YTD 2017, our realized Canadian light oil and condensate price averaged $54.77/bbl, an $11.21/bbl increase from YTD 2016. The price received for Canadian light oil and condensate sales is discounted to benchmark oil prices with adjustments for quality and is net of fees and differentials that do not fluctuate with prices. The increase in realized light oil and condensate pricing relative to 2016 is fairly consistent with the increase in Edmonton par pricing which increased $1.94/bbl from Q3/2016 and $10.73/bbl from YTD 2016, respectively.

In the U.S., our realized light oil and condensate price was $58.59/bbl for the three months ended September 30, 2017 and $61.13/bbl for the nine months ended September 30, 2017. This was up $4.99/bbl from $53.60/bbl for Q3/2016 and $13.60/bbl from YTD 2016 compared to a $3.16/bbl and $11.17/bbl respective increase in the LLS benchmark (expressed in Canadian dollars) over the same periods in 2016. Improved contract pricing following the re-negotiation of certain marketing arrangements along with increased pipeline capacity has tightened the pricing differential on our U.S. light oil and condensate realized price relative to the LLS benchmark for Q3/2017. These factors more than offset the impact that a stronger Canadian dollar had on the LLS benchmark expressed in Canadian dollars and our realized pricing in Q3/2017 relative to the same period of 2016.

Our realized natural gas sales price in Canada was $1.72/mcf for Q3/2017 representing a decrease of $0.39/mcf from Q3/2016 when our realized price averaged $2.11/mcf. The decrease in our realized Canadian natural gas sales price for Q3/2017 reflects the decrease in the AECO benchmark pricing relative to Q3/2016. A portion of our Canadian natural gas sales are referenced to the AECO daily index which settled at a discount to the AECO monthly index in Q3/2017. This resulted in lower realized pricing compared to Q3/2016 where the AECO daily index settled at a premium to the AECO monthly index. YTD 2017, our realized natural gas price in Canada was $2.35/mcf, representing a $0.56/mcf increase from YTD 2016 which is in line with the $0.73/mcf increase in the AECO benchmark price over the same period.

Our U.S. realized natural gas price was $3.76/mcf for Q3/2017 and $4.09/mcf for YTD 2017 compared to $3.70/mcf and $2.91/mcf for the comparative periods in 2016. The increase in our U.S. realized natural gas price for Q3/2017 and YTD 2017 is consistent with a $0.09/mmbtu and $1.11/mmbtu increase in the NYMEX benchmark (expressed in Canadian dollars) relative to the same periods of 2016.

For Q3/2017, our realized NGL price was $25.18/bbl or 42% of WTI (expressed in Canadian dollars) compared to $14.96/bbl or 26% of WTI in Q3/2016. Our realized price as a percentage of WTI can vary from period to period based on the product mix of our NGL volumes and changes in the market prices of the underlying products. The increase in our realized price is consistent with an increase in the market prices for components of NGLs which have increased relative to WTI in Q3/2017 as compared to Q3/2016.

Our weighted average sales price was $39.20/boe for the first nine months of 2017, up $11.34/boe or 41% from $27.86/boe reported for the same period of 2016. Increases in Canadian and U.S. benchmark prices resulted in higher realized prices received for our heavy oil, light oil and condensate, NGL and natural gas sales relative to the same period of 2016.

Petroleum and Natural Gas Sales

	Three Months Ended September 30
	2017			2016
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Oil sales
Heavy oil(1)	$91,902	$—	$91,902	$66,129	$—	$66,129
Light oil and condensate	6,024	101,321	$107,345	5,896	87,184	93,080
NGL	2,596	18,116	$20,712	1,867	10,721	12,588
Total liquids sales	100,522	119,437	219,959	73,892	97,905	171,797
Natural gas sales	5,715	16,877	22,592	8,123	16,141	24,264
Petroleum and natural gas sales	$106,237	$136,314	$242,551	$82,015	$114,046	$196,061

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	Nine Months Ended September 30
	2017			2016
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Oil sales
Heavy oil(1)	$259,109	$—	$259,109	$155,832	$—	$155,832
Light oil and condensate	18,808	335,190	353,998	17,290	264,851	282,141
NGL	8,040	52,395	60,435	6,063	35,314	41,377
Total liquids sales	285,957	387,585	673,542	179,185	300,165	479,350
Natural gas sales	24,011	56,599	80,610	20,108	42,368	62,476
Petroleum and natural gas sales	$309,968	$444,184	$754,152	$199,293	$342,533	$541,826

(1) Heavy oil transported through pipelines requires blending to reduce its viscosity in order to meet pipeline specifications. The cost of blending diluent is recovered in the sale price of the blended product. Heavy oil revenue includes heavy oil blending revenue and blending expense.

Total petroleum and natural gas sales for Q3/2017 of $242.6 million increased $46.5 million or 24% from $196.1 million reported for the same period of 2016. The increase was driven primarily by higher realized pricing in Q3/2017 relative to Q3/2016 and from increased production in Canada and the U.S.

In Canada, petroleum and natural gas sales were $106.2 million for Q3/2017, up 30% from $82.0 million for Q3/2016. Sales increased as our weighted average realized price in Canada increased 26% from $26.52/boe in Q3/2016 to $33.41/boe for Q3/2017 primarily due to the increase in benchmark prices. In addition, sales increased as production increased 945 boe/d from Q3/2016 with positive well results from our Canadian capital program combined with production from the acquired Peace River properties.

Petroleum and natural gas sales of $136.3 million in the U.S. increased 20% or $22.3 million from $114.0 million reported for Q3/2016. The increase is a result of both better pricing and higher production. Higher benchmark prices during Q3/2017 resulted in a 15% increase to our weighted average realized price of $42.64/boe for Q3/2017 compared to $36.95/boe for the same period of 2016. Our active capital program and strong well performance more than offset the impact of downtime due to Hurricane Harvey, resulting in a 4% increase in average daily production as compared to Q3/2016.

Total petroleum and natural gas sales were $754.2 million for the first nine months of 2017, representing an increase of 39% or $212.4 million compared to $541.8 million for the first nine months of 2016. The increase in total petroleum and natural gas sales is primarily due to a 41% increase in our realized price for the nine months ended September 30, 2017 relative to the same period of 2016.

Royalties

Royalties are paid to various government entities and to land and mineral rights owners. Royalties are calculated based on gross revenues, or on operating netbacks less capital investment for specific heavy oil projects, and are generally expressed as a percentage of gross revenue. The actual royalty rates can vary for a number of reasons, including the commodity produced, royalty contract terms, commodity price level, royalty incentives and the area or jurisdiction. The following table summarizes our royalties and royalty rates for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30
	2017			2016
($ thousands except for % and per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Royalties	$14,973	$40,203	$55,176	$11,918	$33,613	$45,531
Average royalty rate(1)	14.1%	29.5%	22.7%	14.5%	29.5%	23.2%
Royalties per boe	$4.71	$12.58	$8.65	$3.85	$10.89	$7.37

	Nine Months Ended September 30
	2017			2016
($ thousands except for % and per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Royalties	$41,725	$130,642	$172,367	$23,673	$98,826	$122,499
Average royalty rate(1)	13.5%	29.4%	22.9%	11.9%	28.9%	22.6%
Royalties per boe	$4.49	$13.13	$8.96	$2.59	$9.59	$6.30

(1) Average royalty rate excludes sales of heavy oil blending diluents and financial derivatives gain (loss).

Baytex Energy Corp. Third Quarter Report Page 15

Total royalties for Q3/2017 were $55.2 million and averaged 22.7% of petroleum and natural gas sales. Our Canadian royalty rate was 14.1% of petroleum and natural gas sales for Q3/2017 which is relatively consistent with the rate of 14.5% for Q3/2016. The royalty rate on our U.S. production does not vary with price but can vary slightly across our acreage and, as a result, the Q3/2017 U.S. royalty rate of 29.5% has remained fairly consistent with the rate for Q3/2016. Total royalties of $55.2 million for Q3/2017 were $9.6 million higher than Q3/2016 as a result of higher petroleum and natural gas sales.

Royalties for the nine months ended September 30, 2017 were $172.4 million and averaged 22.9% of oil and natural gas revenues which was in line with our revised annual guidance of approximately 23% of revenue. The royalty rate in Canada averaged 13.5% of oil and natural gas revenues YTD 2017, an increase from 11.9% for the same period of 2016 as a result of higher commodity prices. In the U.S., royalties for the first nine months of 2017 averaged 29.4% of revenues which is fairly consistent with 28.9% for the same period in 2016 as the royalty rate on our U.S. production does not vary with price but can vary slightly across our acreage. Total royalties of $172.4 million for the first nine months of 2017 increased $49.9 million from the same period of 2016 as a result of higher realized pricing in combination with an increase in our Canadian royalty rate.

Operating Expense

	Three Months Ended September 30
	2017			2016
($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.(1)	Total
Operating expense	$43,525	$20,866	$64,391	$38,115	$17,958	$56,073
Operating expense per boe	$13.69	$6.53	$10.10	$12.32	$5.82	$9.07

	Nine Months Ended September 30
	2017			2016
($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.(1)	Total
Operating expense	$132,908	$66,538	$199,446	$104,040	$76,988	$181,028
Operating expense per boe	$14.31	$6.69	$10.37	$11.39	$7.47	$9.31

(1) Operating expense related to the Eagle Ford assets includes transportation expense.

Total operating expense was $64.4 million ($10.10/boe) for Q3/2017 as compared to $56.1 million ($9.07/boe) for Q3/2016. The increase in total per unit costs relative to Q3/2016 is a result of the Peace River acquisition in Q1/2017 along with lower production rates in our U.S. operations. Operating expense for the nine months ended September 30, 2017 was $199.4 million ($10.37/boe) compared to $181.0 million ($9.31/boe) for the same period of 2016. Strong production results in Canada and the U.S. along with operating cost reductions on the acquired Peace River properties have resulted in per unit operating costs for YTD 2017 below our budget. Following a 4% reduction in our operating expense guidance in Q2/2017 we are reducing our guidance for operating expenses by a further 5% and expect operating expenses to average approximately $10.50/boe for 2017.

In Canada, operating expense increased to $43.5 million ($13.69/boe) in Q3/2017 from $38.1 million ($12.32/boe) in Q3/2016. Operating expense was $132.9 million ($14.31/boe) for the nine months ended September 30, 2017, up $28.9 million ($2.92/boe) from $104.0 million ($11.39/boe) for the same period of 2016. Operating expenses in 2017 have increased less than anticipated and have remained ahead of our budget. We anticipated an increase to Canadian operating costs following the Q1/2017 acquisition of Peace River properties which have higher per boe operating costs than our other properties combined with the reactivation of higher cost production that was shut-in for a portion of 2016. We have been able to mitigate some of these expected increases by reducing costs on the acquired Peace River properties and from continued cost saving initiatives.

U.S. operating expense of $20.9 million ($6.53/boe) for Q3/2017 increased from $18.0 million ($5.82/boe) for the same period of 2016. We continued to incur certain fixed costs on our U.S. properties while production was shut-in during Hurricane Harvey, resulting in an increase in our per unit operating expense for the properties. Operating expense was $66.5 million ($6.69/boe) for the nine months ended September 30, 2017 compared to $77.0 million ($7.47/boe) for the same period of 2016. A general reduction in costs on our non-operated properties combined with the disposition of our operated U.S. properties, which had higher per unit operating costs, resulted in the decrease in U.S. operating expense in 2017 compared to the first nine months of 2016.

Baytex Energy Corp. Third Quarter Report Page 16

Transportation Expense

Transportation expense includes the costs to move production from the field to the sales point. The largest component of transportation expense relates to the trucking of heavy oil in Canada to pipeline and rail terminals. The following table compares our transportation expense for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30
	2017			2016
($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.(1)	Total
Transportation expense	$9,312	$—	$9,312	$8,533	$—	$8,533
Transportation expense per boe	$2.93	$—	$1.46	$2.76	$—	$1.38

	Nine Months Ended September 30
	2017			2016
($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.(1)	Total
Transportation expense	$26,327	$—	$26,327	$20,454	$—	$20,454
Transportation expense per boe	$2.83	$—	$1.37	$2.24	$—	$1.05

(1) Transportation expense related to the Eagle Ford assets have been included in operating expense.

Transportation expense was $9.3 million ($1.46/boe) for Q3/2017 and $26.3 million ($1.37/boe) for the nine months ended September 30, 2017, up from $8.5 million ($1.38/boe) and $20.5 million ($1.05/boe) reported for the three and nine month periods of 2016, respectively. An increase in trucking volumes and distances associated with the Q1/2017 Peace River acquisition has resulted in higher transportation expenses in 2017 relative to 2016. Per unit costs for Q3/2017 and YTD 2017 are slightly above our annual guidance range of $1.10/boe to $1.30/boe and as a result, we have revised our annual guidance for transportation expense to be approximately $1.40/boe.

Blending Expense

Our heavy oil transported through pipelines requires blending to reduce its viscosity in order to meet pipeline specifications. We purchase blending diluent to reduce the viscosity and record a blending expense. The blending diluent is recovered in the sale of heavy oil. Our heavy oil blending revenue and expense is net against our heavy oil sales in order to compare our realized heavy oil sales price to benchmark pricing.

Blending expense was $11.9 million for Q3/2017 and $35.2 million for the first nine months of 2017, representing increases of $10.3 million and $30.0 million, respectively, from the comparative three and nine month periods in 2016. Blending expenses have increased during 2017 due to additional blending diluent purchases associated with the acquired Peace River properties combined with higher diluent prices relative to 2016. The increase is also a result of higher pipeline blending activities at our Lloydminster properties during 2017 as a third party pipeline outage impacted these activities during the 2016 comparative periods.

Baytex Energy Corp. Third Quarter Report Page 17

Financial Derivatives

As part of our normal operations, we are exposed to fluctuations in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize various financial derivative contracts which are intended to partially reduce the volatility in our FFO. Contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled contracts are reported as unrealized gains or losses in the period as the forward markets for commodities and currencies fluctuate and as new contracts are executed. The following table summarizes the results of our financial derivative contracts for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2017	2016	Change	2017	2016	Change
Realized financial derivatives gain (loss)
Crude oil	$972	$17,387	$(16,415)	$4,828	$77,657	$(72,829)
Natural gas	1,823	1,363	460	891	9,535	(8,644)
Total	$2,795	$18,750	$(15,955)	$5,719	$87,192	$(81,473)
Unrealized financial derivatives gain (loss)
Crude oil	$(21,912)	$3,982	$(25,894)	$13,936	$(95,544)	$109,480
Natural gas	767	1,657	(890)	13,762	(9,504)	23,266
Total	$(21,145)	$5,639	$(26,784)	$27,698	$(105,048)	$132,746
Total financial derivatives gain (loss)
Crude oil	$(20,940)	$21,369	$(42,309)	$18,764	$(17,887)	$36,651
Natural gas	2,590	3,020	(430)	14,653	31	14,622
Total	$(18,350)	$24,389	$(42,739)	$33,417	$(17,856)	$51,273

We recorded a realized gain on financial derivatives of $2.8 million for Q3/2017 compared to a realized gain on financial derivatives of $18.8 million for Q3/2016. The realized gain on financial derivatives was $5.7 million for the first nine months of 2017 compared to $87.2 million for the same period of 2016.

Realized gains of $1.8 million on natural gas financial derivatives were a result of a decline in the AECO monthly index during Q3/2017 relative to our fixed contract prices. During the quarter we had 22,500 GJ/d of fixed sell AECO contracts outstanding with a weighted average price of $2.85/GJ compared to the average AECO monthly index of $1.93/GJ for the period.

In Q3/2017 we realized gains of $1.0 million on our crude oil contracts. We recorded realized gains on 3,500 bbl/d of fixed price contracts with a weighted average price of US$54.46/bbl and a portion of our three way options with a weighted average purchased put price of US$51.26/bbl. Gains on these WTI financial derivatives were partially offset by losses on our WCS basis swap contracts with a weighted averaged fixed price of WTI less US$13.60/bbl relative to the WCS to WTI differential of US$9.94/bbl for Q3/2017.

The unrealized financial derivatives loss of $21.1 million for Q3/2017 is mainly due to an increase in crude oil price futures at September 30, 2017 as compared to June 30, 2017. At September 30, 2017, the fair value of our financial derivative contracts represent a net liability of $1.5 million compared to a net asset of $19.7 million at June 30, 2017 and a net liability of $29.1 million at December 31, 2016.

Baytex Energy Corp. Third Quarter Report Page 18

Baytex had the following financial derivative contracts outstanding as of November 1, 2017.

	Remaining Term	Volume	Price/Unit (1)	Index
Oil
Basis swap	Oct 2017 to Dec 2017	5,500 bbl/d	WTI less US$13.16/bbl	WCS
Basis swap	Jan 2018 to Jun 2018	2,000 bbl/d	WTI less US$14.23/bbl	WCS
Basis swap	Jan 2018 to Dec 2018	6,000 bbl/d	WTI less US$14.24/bbl	WCS
Fixed - sell	Oct 2017 to Dec 2017	3,500 bbl/d	US$54.46/bbl	WTI
Fixed - sell	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.65/bbl	WTI
3-way option (2)	Oct 2017 to Dec 2017	14,500 bbl/d	US$58.61/US$47.17/US$37.24	WTI
3-way option (2)	Jan 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$54.00/bbl	WTI
Swaption (3)	Jan 2018 to Dec 2018	500 bbl/d	US$52.00/bbl	WTI
Swaption (3)	Jan 2018 to Dec 2018	1,500 bbl/d	US$51.00/bbl	WTI
Swaption (3)	Jan 2018 to Dec 2018	500 bbl/d	US$50.90/bbl	WTI
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.10/bbl	WTI
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.00/bbl	WTI
Fixed - sell	Jan 2018 to Dec 2018	1,000 bbl/d	US$59.00/bbl	Brent

Natural Gas
Fixed - sell	Oct 2017 to Dec 2017	22,500 GJ/d	$2.85	AECO
Fixed - sell	Oct 2017 to Dec 2017	22,500 mmbtu/d	US$2.98	NYMEX
Fixed - sell	Jan 2018 to Dec 2018	10,000 mmbtu/d	US$3.02	NYMEX
Fixed - sell	Jan 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO

(1)          Based on the weighted average price/unit for the remainder of the contract.

(2)          3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$50/US$40 contract, Baytex receives the market pirce for WTI plus US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/ bbl.

(3)          For these contracts, Baytex received a higher swap price in exchange for writing a call option whereby the holder has the right, if exercised on December 29, 2017, to enter an additional swap transaction for the same remaining term, notional volume and fixed price per unit.

Baytex Energy Corp. Third Quarter Report Page 19

Operating Netback

The following table summarizes our operating netback on a per boe basis for our Canadian and U.S. operations for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30
	2017			2016
($ per boe except for volume)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	34,560	34,750	69,310	33,615	33,552	67,167
Operating netback:
Realized sales price	$33.41	$42.64	$38.04	$26.52	$36.95	$31.73
Less:
Royalty	4.71	12.58	8.65	3.85	10.89	7.37
Operating expense	13.69	6.53	10.10	12.32	5.82	9.07
Transportation expense	2.93	—	1.46	2.76	—	1.38
Operating netback	$12.08	$23.53	$17.83	$7.59	$20.24	$13.91
Realized financial derivatives gain	—	—	0.44	—	—	3.04
Operating netback after financial derivatives gain	$12.08	$23.53	$18.27	$7.59	$20.24	$16.95

	Nine Months Ended September 30
	2017			2016
($ per boe except for volume)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	34,025	36,448	70,473	33,350	37,628	70,978
Operating netback:
Realized sales price	$33.37	$44.64	$39.20	$21.81	$33.22	$27.86
Less:
Royalty	4.49	13.13	8.96	2.59	9.59	6.30
Operating expense	14.31	6.69	10.37	11.39	7.47	9.31
Transportation expense	2.83	—	1.37	2.24	—	1.05
Operating netback	$11.74	$24.82	$18.50	$5.59	$16.16	$11.20
Realized financial derivatives gain	—	—	0.30	—	—	4.49
Operating netback after financial derivatives gain	$11.74	$24.82	$18.80	$5.59	$16.16	$15.69

We reported a 28% increase in operating netbacks of $17.83/boe for Q3/2017, which increased $3.92/boe from $13.91/boe for the same period of 2016. Our YTD 2017 operating netback increased 65% or $7.30/boe to $18.50/boe from $11.20/boe in YTD 2016. The increase in our realized sales price per boe during 2017 was offset by higher per unit royalties, operating and transportation expenses compared to the same periods of 2016. Higher per boe operating and transportation expenses in the current periods were driven by the re-activation of higher operating cost properties which were shut-in for a portion of the comparative period in 2016 combined with the Q1/2017 Peace River acquisition, which has higher per unit operating and transportation expenses than our other properties. Realized gains on financial derivatives were lower in 2017 as index pricing for the period was higher relative to the price set in our fixed price contracts as compared to 2016.

Exploration and Evaluation Expense

Exploration and evaluation (“E&E”) expense is related to the expiry of leases and the derecognition of costs for exploration programs that have not demonstrated commercial viability and technical feasibility. E&E expense will vary depending on the timing of lease expiries, the accumulated costs of expiring leases, and the economic facts and circumstances related to the Company’s exploration programs.

E&E expense was $0.5 million for Q3/2017 and $5.5 million for YTD 2017 compared to $1.2 million for Q3/2016 and $4.6 million for YTD 2016, respectively.

Baytex Energy Corp. Third Quarter Report Page 20

Depletion and Depreciation

Depletion and depreciation expense varies with the carrying amount of the Company’s oil and gas properties, the amount of proved plus probable reserves volumes, and the rate of production for the period. The following table summarizes depletion and depreciation expense for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30
	2017			2016
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Depletion and depreciation(1)	$51,526	$66,035	$117,670	$53,411	$64,128	$118,231
Depletion and depreciation per boe	$16.21	$20.66	$18.45	$17.27	$20.77	$19.13

	Nine Months Ended September 30
	2017			2016
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Depletion and depreciation(1)	$153,392	$216,003	$371,156	$155,039	$224,737	$381,842
Depletion and depreciation per boe	$16.51	$21.71	$19.29	$16.97	$21.80	$19.63

(1) Total includes depreciation of corporate assets.

Depletion and depreciation expense was $117.7 million ($18.45/boe) for Q3/2017 and $371.2 million ($19.29/boe) for YTD 2017 compared to $118.2 million ($19.13/boe) for Q3/2016 and $381.8 million ($19.63/boe) for YTD 2016. In Canada, depletion expense was lower in 2017 compared to 2016 primarily due to impairments recorded in Q4/2016 which reduced the carrying value and the depletion rate for certain Canadian properties. The U.S. depletion rate for Q3/2017 and YTD 2017 is relatively consistent with the comparative periods of 2016. Higher U.S. production for Q3/2017 has resulted in higher total depletion expense compared to Q3/2016 while lower production YTD 2017 has resulted in lower depletion expense compared to the first nine months of 2016.

General and Administrative Expense

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for per boe)	2017	2016	Change	2017	2016	Change
General and administrative expense	$11,074	$12,102	$(1,028)	$37,672	$38,504	$(832)
General and administrative expense per boe	$1.74	$1.96	$(0.22)	$1.96	$1.98	$(0.02)

General and administrative (“G&A”) expense was $11.1 million or $1.74/boe for Q3/2017 and $37.7 million or $1.96/boe for the nine months ended September 30, 2017. Reduced staffing levels and our ongoing cost saving efforts have resulted in lower G&A expense in 2017 compared to the same period in 2016. Overhead recoveries were also higher during 2017 due to increased capital activity in Canada relative to 2016, which helped reduce G&A expense compared to 2016. G&A expense for the nine months ended September 30, 2017 is in line with our annual guidance of approximately $2.00/boe.

Share-Based Compensation Expense

Share-based compensation (“SBC”) expense associated with the Share Award Incentive Plan is recognized in net income (loss) over the vesting period of the share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus. SBC expense varies with the quantity of unvested share awards outstanding and the grant date fair value assigned to the share awards.

We recorded SBC expense of $2.5 million for Q3/2017 and $12.6 million for the nine months ended September 30, 2017, down from $5.2 million and $13.5 million recorded for the three and nine month comparative periods in 2016, respectively. SBC expense is lower during Q3/2017 and YTD 2017 due to a lower weighted average fair value of unvested share awards in 2017 relative to the comparative periods of 2016.

Financing and Interest Expense

Financing and interest expense includes interest on our bank loan and long-term notes, non-cash financing costs and the accretion on our asset retirement obligations. Financing and interest expense varies depending on debt levels outstanding during the period and the applicable borrowing rates, CAD/USD foreign exchange rates, along with the carrying amount of asset retirement obligations and discount rates used to present value the obligations.

Baytex Energy Corp. Third Quarter Report Page 21

Financing and interest expense was $27.5 million for Q3/2017 compared to $28.4 million for Q3/2016. The decrease from 2016 is mainly a result of the strengthening of the CAD/USD exchange rate which resulted in a lower Canadian dollar equivalent interest expense on our US dollar denominated debt during 2017. The CAD/USD exchange rate averaged 1.2524 CAD/USD for Q3/2017 compared to 1.3051 CAD/USD for Q3/2016.

Financing and interest expense was $85.3 million for YTD 2017 compared to $85.4 million for YTD 2016. The amounts are consistent for 2017 and 2016 as the average exchange rates and debt balances were similar over the comparative periods.

Foreign Exchange

Unrealized foreign exchange gains and losses represent the change in value of the long-term notes and bank loan denominated in U.S. dollars. The long-term notes and bank loan are translated to Canadian dollars on the balance sheet date. When the Canadian dollar strengthens against the U.S. dollar at the end of the current period compared to the previous period an unrealized gain is recorded and conversely when the Canadian dollar weakens at the end of the current period compared to the previous period an unrealized loss is recorded. Realized foreign exchange gains and losses are due to day-to-day U.S. dollar denominated transactions occurring in the Canadian operations.

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for exchange rates)	2017	2016	Change	2017	2016	Change
Unrealized foreign exchange (gain) loss	$(44,006)	$11,361	$(55,367)	$(87,389)	$(71,891)	$(15,498)
Realized foreign exchange (gain) loss	1,531	(1,248)	2,779	1,373	(2,012)	3,385
Foreign exchange (gain) loss	$(42,475)	$10,113	$(52,588)	$(86,016)	$(73,903)	$(12,113)
CAD/USD exchange rates:
At beginning of period	1.2983	1.3009		1.3427	1.3840
At end of period	1.2510	1.3117		1.2510	1.3117

We recorded an unrealized foreign exchange gain of $44.0 million for Q3/2017 and $87.4 million for the nine months ended September 30, 2017 due to the strengthening of the Canadian dollar relative to the U.S. dollar. The CAD/USD exchange rate was 1.2510 as at September 30, 2017 compared to the exchange rate of 1.2983 at June 30, 2017 and 1.3427 as at December 31, 2016.

Realized foreign exchange gains and losses will fluctuate depending on the amount and timing of day-to-day U.S. dollar denominated transactions for our Canadian operations. We recorded realized foreign exchange losses of $1.5 million and $1.4 million for the three and nine months ended September 30, 2017, respectively, compared to gains of $1.2 million and $2.0 million for the same periods of 2016.

Income Taxes

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2017	2016	Change	2017	2016	Change
Current income tax recovery	$(48)	$(4,261)	$4,213	$(1,489)	$(7,987)	$6,498
Deferred income tax recovery	(18,486)	(14,589)	(3,897)	(54,226)	(109,494)	55,268
Total income tax recovery	$(18,534)	$(18,850)	$316	$(55,715)	$(117,481)	$61,766

Current income tax recovery was $48 thousand for Q3/2017 and $1.5 million for the nine months ended September 30, 2017, as compared to $4.3 million and $8.0 million for the same periods of 2016, respectively. The current tax recoveries relate to current year losses that have been carried back to recover income tax expense paid in previous years.

The Q3/2017 deferred income tax recovery of $18.5 million increased $3.9 million from a recovery of $14.6 million in Q3/2016. The increased recovery is a result of the decrease in the mark-to-market value of our financial derivative contracts along with a decrease in operating income between Q3/2017 and Q3/2016.

The Company recorded a deferred income tax recovery of $54.2 million for the nine months ended September 30, 2017, down from $109.5 million recorded for the same period of 2016. The decreased recovery is due to an increase in the value of our financial derivative contracts combined with an increase in the amount of tax pool claims required to shelter the higher taxable income earned during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.

As previously disclosed in note 15 to the audited annual consolidated financial statements for the year ended December 31, 2016, we received several reassessments from the Canada Revenue Agency (“CRA”) in June 2016. Those reassessments denied $591 million of non-capital loss deductions that we had previously claimed. In September 2016, we filed notices of objection with the CRA

Baytex Energy Corp. Third Quarter Report Page 22

appealing each reassessment received and we are now waiting for an appeals officer to be assigned to our file. We remain confident that our original tax filings are correct and we intend to defend those tax filings through the appeals process available to us.

Net Income (Loss) and Funds from Operations

The components of FFO and net income (loss) for the three and nine months ended September 30, 2017 and 2016 are set forth in the table below:

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2017	2016	Change	2017	2016	Change
Petroleum and natural gas sales	$254,430	$197,648	$56,782	$789,348	$546,979	$242,369
Royalties	(55,176)	(45,531)	(9,645)	(172,367)	(122,499)	(49,868)
Revenue, net of royalties	199,254	152,117	47,137	616,981	424,480	192,501

Expenses
Operating	(64,391)	(56,073)	(8,318)	(199,446)	(181,028)	(18,418)
Transportation	(9,312)	(8,533)	(779)	(26,327)	(20,454)	(5,873)
Blending	(11,879)	(1,587)	(10,292)	(35,196)	(5,153)	(30,043)
General and administrative	(11,074)	(12,102)	1,028	(37,672)	(38,504)	832
Financing and interest	(24,526)	(25,834)	1,308	(75,632)	(77,434)	1,802
Realized financial derivatives gain	2,795	18,750	(15,955)	5,719	87,192	(81,473)
Realized foreign exchange gain (loss)	(1,531)	1,248	(2,779)	(1,373)	2,012	(3,385)
Other expense	(283)	(141)	(142)	(1,192)	(86)	(1,106)
Current income tax recovery	48	4,261	(4,213)	1,489	7,987	(6,498)
Payments on onerous contracts	(1,761)	—	(1,761)	(5,506)	—	(5,506)
Funds from operations	$77,340	$72,106	5,234	$241,845	$199,012	42,833
Exploration and evaluation	(497)	(1,205)	708	(5,505)	(4,564)	(941)
Depletion and depreciation	(117,670)	(118,231)	561	(371,156)	(381,842)	10,686
Share based compensation	(2,469)	(5,168)	2,699	(12,611)	(13,541)	930
Non-cash financing and accretion	(2,972)	(2,575)	(397)	(9,664)	(7,916)	(1,748)
Unrealized financial derivatives gain (loss)	(21,145)	5,639	(26,784)	27,698	(105,048)	132,746
Unrealized foreign exchange gain (loss)	44,006	(11,361)	55,367	87,389	71,891	15,498
Gain (loss) on disposition of oil and gas properties	(6,068)	43,453	(49,521)	(6,592)	43,431	(50,023)
Impairment	—	(26,559)	26,559	—	(26,559)	26,559
Deferred income tax recovery	18,486	14,589	3,897	54,226	109,494	(55,268)
Non-cash other expense	—	(10,118)	10,118	—	(10,118)	10,118
Payments on onerous contracts	1,761	—	1,761	5,506	—	5,506
Net income (loss) for the period	$(9,228)	$(39,430)	$30,202	$11,136	$(125,760)	$136,896

We generated funds from operations of $77.3 million for Q3/2017, up $5.2 million from $72.1 million for Q3/2016 driven by increases in our realized sales pricing and average daily production. Operating, transportation and blending expenses were higher in Q3/2017 relative to the same quarter of 2016 primarily due to the acquisition of higher operating cost properties in Q1/2017. General and administrative expenses for Q3/2017 were lower than Q3/2016 due to our ongoing cost savings initiatives along with higher overhead recoveries due to increased activity in Canada relative to 2016. We recorded a net loss of $9.2 million for the third quarter of 2017 relative to a loss of $39.4 million for Q3/2016.

Funds from operations for the first nine months of 2017 was $241.8 million compared to $199.0 million for the same period of 2016. Higher realized pricing more than offset the impact of slightly lower average daily production. Total royalties increased relative to 2016, but remained consistent as a percentage of revenues. Increases in our operating, transportation and blending expenses for the first nine months of 2017 are attributable to re-activated production and the acquisition of higher operating cost properties completed in Q1/2017 which have higher operating costs than our other properties. Net income of $11.1 million for YTD 2017 was $136.9 million higher than a net loss of $125.8 million for the same period of 2016, primarily due to changes in unrealized gains and losses recorded on our financial derivatives.

Baytex Energy Corp. Third Quarter Report Page 23

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of the foreign currency translation adjustment on U.S. net assets not recognized in profit or loss. The $165.8 million foreign currency translation loss recorded for the nine months ended September 30, 2017 relates to the change in value of our U.S. net assets expressed in Canadian dollars and is due to the strengthening of the Canadian dollar against the U.S. dollar. At September 30, 2017 the CAD/USD exchange rate was 1.2510 CAD/USD as compared to 1.3427 CAD/ USD as at December 31, 2016.

Capital Expenditures

Capital expenditures for the three and nine months ended September 30, 2017 and 2016 are summarized as follows:

	Three Months Ended September 30
	2017			2016
($ thousands except for # of wells drilled)	Canada	U.S.	Total	Canada	U.S.	Total
Land	$720	$1,143	$1,863	$997	$—	$997
Seismic	(56)	—	(56)	99	—	99
Drilling, completion and equipping	7,921	44,563	52,484	2,161	29,869	32,030
Facilities	5,902	1,351	7,253	2,863	3,590	6,453
Total exploration and development	$14,487	$47,057	$61,544	$6,120	$33,459	$39,579
Total acquisitions, net of proceeds from divestitures	(7,436)	—	(7,436)	(8,619)	(54,133)	(62,752)
Total oil and natural gas expenditures	$7,051	$47,057	$54,108	$(2,499)	$(20,674)	$(23,173)
Wells drilled (net)	7.4	7.9	15.3	—	5.7	5.7

	Nine Months Ended September 30
	2017			2016
($ thousands except for # of wells drilled)	Canada	U.S.	Total	Canada	U.S.	Total
Land	$3,047	$1,143	$4,190	$3,234	$6,097	$9,331
Seismic	428	—	428	212	—	212
Drilling, completion and equipping	56,032	154,623	210,655	5,971	125,835	131,806
Facilities	11,901	8,936	20,837	4,308	11,097	15,405
Total exploration and development	$71,408	$164,702	$236,110	$13,725	$143,029	$156,754
Total acquisitions, net of proceeds from divestitures	63,794	—	63,794	(8,665)	(54,133)	(62,798)
Total oil and natural gas expenditures	$135,202	$164,702	$299,904	$5,060	$88,896	$93,956
Wells drilled (net)	40.4	25.1	65.5	1.0	29.5	30.5

We invested $61.5 million on exploration and development activities during Q3/2017 which is an increase of $21.9 million from $39.6 million for the same quarter of 2016. Activity levels were lower in Q3/2016 as capital spending was reduced in response to the lower commodity price environment.

In Canada, we continued to advance our operated drilling program after deferring all operated heavy oil drilling in 2016. Exploration and development expenditures were $14.5 million for Q3/2017, an increase of $8.4 million from $6.1 million for Q3/2016. During Q3/2017, we drilled 20.0 (7.4 net) wells and incurred drilling, completion and equipping costs of $7.9 million compared to no wells being drilled during Q3/2016. In Peace River, our cost savings initiatives have resulted in drill, completion and equipping costs of $2.5 million for operated wells drilled during the first nine months of 2017. Applying multi-lateral drilling and production techniques to our operated wells in Lloydminster has resulted in average drill, completion and equipping costs of $0.8 million per well in 2017.

In the U.S., capital spending increased to $47.1 million in Q3/2017 from $33.5 million in Q3/2016. We had 3-4 drilling rigs and 1-2 completion crews active on our lands and participated in the drilling of 7.9 net wells in the Eagle Ford in Q3/2017 compared to 5.7 net wells in Q3/2016.

Total exploration and development expenditures were $236.1 million for the nine months ended September 30, 2017, up from $156.8 million incurred for the same period of 2016. The increase in capital expenditures reflects higher activity levels compared to 2016 where capital activity in Canada was curtailed in response to low commodity prices. In Q1/2017, we initiated an active operated drilling program in Canada which continued through the end of the third quarter with 60.0 (40.4 net) wells drilled YTD 2017. Total exploration and development expenditures in the U.S. were $164.7 million for the nine months ended September 30, 2017, up from $143.0 million for the same period of 2016 due to higher drilling and completion activity levels relative to the comparative period.

Baytex Energy Corp. Third Quarter Report Page 24

Acquisitions net of divestitures totaled $63.8 million for the nine months ended September 30, 2017 and include the Q1/2017 Peace River acquisition which closed on January 20, 2017 for consideration of $66.1 million. Other minor acquisition and disposition activity accounted for the remaining $2.3 million of net proceeds in 2017.

LIQUIDITY, CAPITAL RESOURCES AND RISK MANAGEMENT

We regularly review our capital structure and liquidity sources to ensure that our capital resources will be sufficient to meet our ongoing short, medium and long-term commitments. Specifically, we believe that our internally generated FFO and our existing undrawn credit facilities will provide sufficient liquidity to sustain our operations and planned capital expenditures.

We regularly review our exposure to counterparties to ensure they have the financial capacity to honour outstanding obligations to us in the normal course of business and, in certain circumstances, we will seek enhanced credit protection from these counterparties.

The current commodity price environment has reduced our internally generated FFO. As a result, we target annual exploration and development capital expenditures to approximate FFO in order to minimize additional bank borrowings. In 2016, we worked with our lending syndicate to secure our bank credit facilities and restructured the financial covenants applicable to such facilities, which reduced the cost of borrowings and increased our financial flexibility.

If commodity prices decline from current levels, we may need to make changes to our capital program. A sustained low price environment could lead to a default of certain financial covenants, which could impact our ability to borrow under existing credit facilities or obtain new financing. It could also restrict our ability to pay future dividends or sell assets and may result in our debt becoming immediately due and payable. Should our internally generated FFO be insufficient to fund the capital expenditures required to maintain operations, we may draw additional funds from our current credit facilities or we may consider seeking additional capital in the form of debt or equity. There is also no certainty that any of the additional sources of capital would be available when required.

As at September 30, 2017, our net debt was $1.75 billion, as compared to $1.77 billion at December 31, 2016. Net debt decreased as our FFO of $241.8 million for YTD 2017 exceeded exploration and development spending of $236.1 million. In addition, the stronger Canadian dollar reduced the reported amount of our U.S. dollar denominated debt at September 30, 2017 which more than offset the increase in net debt due to the Peace River acquisition on January 20, 2017. At September 30, 2017, we were in compliance with all of our financial covenants with approximately two-thirds of our credit capacity undrawn.

Bank Loan

Our revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the “Revolving Facilities”).

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants as detailed below and do not require any mandatory principal payments prior to maturity on June 4, 2019. We may request an extension under the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year term at any time). The agreement relating to the Revolving Facilities is accessible on the SEDAR website at www.sedar.com (filed under the category “Material contracts - Credit agreements” on April 13, 2016).

The weighted average interest rate on the credit facilities for Q3/2017 was 4.0%, as compared to 3.5% for Q3/2016.

Baytex Energy Corp. Third Quarter Report Page 25

The following table summarizes the financial covenants contained in our Revolving Facilities and our compliance therewith as at September 30, 2017.

Ratio for the Quarter(s) ending:

Covenant Description	Position as at September 30, 2017	September 30, 2017 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter

Senior Secured Debt (1) to
Bank EBITDA (2)	0.6:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
(Maximum Ratio)

Interest Coverage (3)	4.2:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00
(Minimum Ratio)

(1)     “Senior Secured Debt” is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at September 30, 2017, our Senior Secured Debt totaled $240 million.

(2)     Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended September 30, 2017 was $426 million.

(3)     Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended September 30, 2017 were $102 million.

If we exceed or breach any of the covenants under the Revolving Facilities or our long-term notes, we may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to our shareholders.

Long-Term Notes

We have four series of long-term notes outstanding that total $1.49 billion as at September 30, 2017. The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts our ability to raise additional debt beyond existing credit facilities and long-term notes unless we maintain a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA to financing and interest expenses on a trailing twelve month basis) of 2.5:1.0. As at September 30, 2017, the fixed charge coverage ratio was 4.2:1.00.

On February 17, 2011, we issued US$150 million principal amount of senior unsecured notes bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. As of February 17, 2016, these notes are redeemable at our option, in whole or in part, at specified redemption prices.

On July 19, 2012, we issued $300 million principal amount of senior unsecured notes bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. As of July 19, 2017, these notes are redeemable at our option, in whole or in part, at specified redemption prices.

On June 6, 2014, we issued US$800 million of senior unsecured notes, comprised of US$400 million of 5.125% notes due June 1, 2021 (the “5.125% Notes”) and US$400 million of 5.625% notes due June 1, 2024 (the “5.625% Notes”). The 5.125% Notes and the 5.625% Notes pay interest semi-annually with principal repayable at maturity. As of June 1, 2017, the 5.125% Notes are redeemable at our option, in whole or in part, at specified redemption prices. The 5.625% Notes are redeemable at our option, in whole or in part, commencing on June 1, 2019 at specified redemption prices.

On July 13, 2017, we redeemed the remaining US$6.4 million principal amount of 7.5% senior unsecured notes assumed pursuant to the acquisition of Aurora Oil & Gas Limited (“Aurora”) on June 11, 2014.

Financial Instruments

As part of our normal operations, we are exposed to a number of financial risks, including liquidity risk, credit risk and market risk. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a loss. Credit risk is managed by entering into sales contracts with creditworthy entities and reviewing our exposure to individual entities on a regular basis. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated through a series of derivative contracts intended to particularly reduce the volatility in our funds from operations.

Shareholders’ Capital

We are authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. The rights and terms of preferred shares are determined upon issuance. During the nine months ended September 30, 2017, we issued 2.0 million common shares pursuant to our share-based compensation program. As at November 1, 2017, we had 235.5 million common shares and no preferred shares issued and outstanding.

Baytex Energy Corp. Third Quarter Report Page 26

Contractual Obligations

We have a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact our funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of September 30, 2017 and the expected timing for funding these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$140,112	$140,112	$—	$—	$—
Bank loan(1) (2)	226,249	—	226,249	—	—
Long-term notes(2)	1,488,450	—	—	988,050	500,400
Interest on long-term notes(3)	420,199	86,334	172,669	114,232	46,964
Operating leases	32,678	7,994	14,174	10,510	—
Processing agreements	40,440	7,013	9,140	8,780	15,507
Transportation agreements	32,414	3,694	11,183	16,312	1,225
Total	$2,380,542	$245,147	$433,415	$1,137,884	$564,096

(1) The bank loan is covenant-based with a revolving period that is extendible annually for up to a four-year term. Unless extended, the revolving period will end on June 4, 2019, with all amounts to be repaid on such date.

(2) Principal amount of instruments.

(3) Excludes interest on bank loan as interest payments on bank loans fluctuate based on interest rate and bank loan balance.

We also have ongoing obligations related to the abandonment and reclamation of well sites and facilities when they reach the end of their economic lives. Programs to abandon and reclaim well sites and facilities are undertaken regularly in accordance with applicable legislative requirements.

OFF BALANCE SHEET TRANSACTIONS

We do not have any financial arrangements that are excluded from the consolidated financial statements as at September 30, 2017, nor are any such arrangements outstanding as of the date of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

There have been no changes in our critical accounting estimates in the nine months ended September 30, 2017. Further information on our critical accounting policies and estimates can be found in the notes to the audited annual consolidated financial statements and MD&A for the year ended December 31, 2016.

CHANGES IN ACCOUNTING STANDARDS

We did not adopt any new accounting standards for the nine months ended September 30, 2017. A description of accounting standards that will be effective in the future is included in the notes to the audited annual consolidated financial statements and MD&A for the year ended December 31, 2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We are required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”. This instrument requires us to disclose in our interim MD&A any weaknesses in or changes to our internal control over financial reporting during the period that may have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We confirm that no such weaknesses were identified in, or changes were made to, internal controls over financial reporting during the three months ended September 30, 2017.

Baytex Energy Corp. Third Quarter Report Page 27

2017 GUIDANCE

The following table summarizes our 2017 annual guidance and compares it to our YTD 2017 actual results.

	2017 Guidance			Variance to
	Original	Current	YTD 2017	Current
Exploration and development capital ($ millions)	300 - 350	310 - 330	236.1	N/A
Production (boe/d)	66,000 - 70,000	69,500 - 70,000	70,473	1%

Expenses:
Royalty rate (%)	~23.0	~23.0	22.9	(1)%
Operating ($/boe)	11.00 - 12.00	~10.50	10.37	(1)%
Transportation ($/boe)	1.10 - 1.30	~1.40	1.37	(2)%
General and administrative ($/boe)	~2.00	~2.00	1.96	(2)%
Interest ($/boe)	~4.00	~4.00	3.93	(2)%

Baytex Energy Corp. Third Quarter Report Page 28

QUARTERLY FINANCIAL INFORMATION

	2017		2016				2015
($ thousands, except per common share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Petroleum and natural gas sales	254,430	274,369	260,549	233,116	197,648	195,733	153,598	229,361
Net income (loss)	(9,228)	9,268	11,096	(359,424)	(39,430)	(86,937)	607	(419,175)
Per common share - basic	(0.04)	0.04	0.05	(1.66)	(0.19)	(0.41)	—	(1.99)
Per common share - diluted	(0.04)	0.04	0.05	(1.66)	(0.19)	(0.41)	—	(1.99)
Funds from operations	77,340	83,136	81,369	77,239	72,106	81,261	45,645	93,095
Per common share - basic	0.33	0.35	0.35	0.36	0.34	0.39	0.22	0.44
Per common share - diluted	0.33	0.35	0.34	0.36	0.34	0.39	0.22	0.44
Exploration and development	61,544	78,007	96,559	68,029	39,579	35,490	81,685	140,796
Canada	14,487	18,439	38,484	12,151	6,120	2,747	4,855	8,804
U.S.	47,057	59,568	58,075	55,878	33,459	32,743	76,830	131,992
Acquisitions, net of divestitures	(7,436)	5,226	66,004	(322)	(62,752)	(37)	(9)	(574)
Net debt	1,748,805	1,819,387	1,850,909	1,773,541	1,864,022	1,942,538	1,981,343	2,049,905
Total assets	4,353,637	4,582,049	4,702,423	4,594,085	4,995,876	5,089,280	5,197,913	5,488,498
Common shares outstanding	235,451	234,204	234,203	233,449	211,542	210,715	210,689	210,583

Daily production
Total production (boe/d)	69,310	72,812	69,298	65,136	67,167	70,031	75,776	81,110
Canada (boe/d)	34,560	34,284	33,217	31,704	33,615	31,722	34,709	40,826
U.S. (boe/d)	34,750	38,528	36,081	33,432	33,552	38,309	41,067	40,284

Benchmark prices
WTI oil (US$/bbl)	48.20	48.28	51.91	49.29	44.94	45.60	33.45	42.18
WCS heavy (US$/bbl)	38.26	37.16	37.34	34.97	31.44	32.29	19.22	27.69
CAD/USD avg exchange rate	1.2524	1.3447	1.3229	1.3339	1.3051	1.2885	1.3748	1.3353
AECO gas ($/mcf)	2.04	2.77	2.94	2.81	2.20	1.25	2.11	2.65
NYMEX gas (US$/mmbtu)	3.00	3.18	3.32	2.98	2.81	1.95	2.09	2.27

Sales price ($/boe)	38.04	39.41	40.16	38.16	31.73	30.52	21.93	30.03
Royalties ($/boe)	8.65	9.06	9.17	9.28	7.37	6.65	5.02	6.61
Operating expense ($/boe)	10.10	10.70	10.28	9.96	9.07	8.67	10.11	9.76
Transportation expense ($/ boe)	1.46	1.35	1.29	1.30	1.38	0.81	0.98	1.45
Operating netback ($/boe)	17.83	18.30	19.42	17.62	13.91	14.39	5.82	12.21
Financial derivatives gain ($/boe)	0.44	0.40	0.04	1.62	3.04	3.74	6.47	4.09
Operating netback after financial derivatives gain ($/boe)	18.27	18.70	19.46	19.24	16.95	18.13	12.29	16.30

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management’s assessment of the Company’s future plans and operations, certain statements in this document are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “plan”, “project”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Baytex Energy Corp. Third Quarter Report Page 29

Specifically, this document contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our target of funding our exploration and development capital expenditures with funds from operations to minimize additional bank borrowings; crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our ability to reduce the volatility in our funds from operations by utilizing financial derivative contracts; the reassessment of our tax filings by the Canada Revenue Agency; our intention to defend the reassessments; our view of our tax filing position; our expectation for general and administrative expense to be lower in H2/2017 than H1/2017; the cost to drill, complete and equip a well in the Eagle Ford, at Peace River and at Lloydminster; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honour outstanding obligations to us in the normal course of business; the existence, operation and strategy of our risk management program; our 2017 production and capital expenditure guidance; and our expected royalty rate and per boe operating, transportation, general and administrative, and interest costs for 2017. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; a decline or an extended period of the currently low oil and natural gas prices; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; availability and cost of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; we may lose access to our information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2016, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp. Third Quarter Report Page 30

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at	September 30, 2017	December 31, 2016

ASSETS
Current assets
Cash	$548	$2,705
Trade and other receivables	105,458	112,171
Financial derivatives (note 17)	2,170	2,219
	108,176	117,095
Non-current assets
Financial derivatives (note 17)	129	—
Exploration and evaluation assets (note 6)	292,695	308,462
Oil and gas properties (note 7)	3,937,510	4,152,169
Other plant and equipment	15,127	16,359
	$4,353,637	$4,594,085

LIABILITIES
Current liabilities
Trade and other payables	$140,112	$112,973
Financial derivatives (note 17)	2,759	28,532
Onerous contracts	3,781	9,504
	146,652	151,009
Non-current liabilities
Bank loan (note 8)	224,502	187,954
Long-term notes (note 9)	1,472,766	1,566,116
Asset retirement obligations (note 10)	367,929	331,517
Deferred income tax liability	303,901	375,695
Financial derivatives (note 17)	988	2,833
	2,516,738	2,615,124

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 11)	4,443,575	4,422,661
Contributed surplus	13,102	21,405
Accumulated other comprehensive income	464,054	629,863
Deficit	(3,083,832)	(3,094,968)
	1,836,899	1,978,961
	$4,353,637	$4,594,085

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp. Third Quarter Report Page 31

Baytex Energy Corp.

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$254,430	$197,648	$789,348	$546,979
Royalties	(55,176)	(45,531)	(172,367)	(122,499)
	199,254	152,117	616,981	424,480

Expenses
Operating	64,391	56,073	199,446	181,028
Transportation	9,312	8,533	26,327	20,454
Blending	11,879	1,587	35,196	5,153
General and administrative	11,074	12,102	37,672	38,504
Exploration and evaluation (note 6)	497	1,205	5,505	4,564
Depletion and depreciation	117,670	118,231	371,156	381,842
Impairment	—	26,559	—	26,559
Share-based compensation (note 12)	2,469	5,168	12,611	13,541
Financing and interest (note 15)	27,498	28,409	85,296	85,350
Financial derivatives (gain) loss (note 17)	18,350	(24,389)	(33,417)	17,856
Foreign exchange (gain) loss (note 16)	(42,475)	10,113	(86,016)	(73,903)
Loss (gain) on disposition of oil and gas properties	6,068	(43,453)	6,592	(43,431)
Other expense	283	10,259	1,192	10,204
	227,016	210,397	661,560	667,721
Net loss before income taxes	(27,762)	(58,280)	(44,579)	(243,241)
Income tax recovery (note 14)
Current income tax recovery	(48)	(4,261)	(1,489)	(7,987)
Deferred income tax recovery	(18,486)	(14,589)	(54,226)	(109,494)
	(18,534)	(18,850)	(55,715)	(117,481)
Net income (loss) attributable to shareholders	$(9,228)	$(39,430)	$11,136	$(125,760)
Other comprehensive income (loss)
Foreign currency translation adjustment	(85,483)	20,250	(165,809)	(132,397)
Comprehensive loss	$(94,711)	$(19,180)	$(154,673)	$(258,157)

Net income (loss) per common share (note 13)
Basic	$(0.04)	$(0.19)	$0.05	$(0.60)
Diluted	$(0.04)	$(0.19)	$0.05	$(0.60)

Weighted average common shares (note 13)
Basic	235,451	211,479	234,563	210,953
Diluted	235,451	211,479	237,203	210,953

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp. Third Quarter Report Page 32

Baytex Energy Corp.

Condensed Consolidated Statements of Changes in Equity

(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2015	$4,296,831	$22,045	$705,382	$(2,609,784)	$2,414,474
Vesting of share awards	16,241	(16,241)	—	—	—
Share-based compensation	—	13,541	—	—	13,541
Comprehensive loss for the period	—	—	(132,397)	(125,760)	(258,157)
Balance at September 30, 2016	$4,313,072	$19,345	$572,985	$(2,735,544)	$2,169,858
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	$1,978,961
Vesting of share awards	20,914	(20,914)	—	—	—
Share-based compensation	—	12,611	—	—	12,611
Comprehensive loss for the period	—	—	(165,809)	11,136	(154,673)
Balance at September 30, 2017	$4,443,575	$13,102	$464,054	$(3,083,832)	$1,836,899

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp. Third Quarter Report Page 33

Baytex Energy Corp.

Condensed Consolidated Statements of Cash Flows

(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(9,228)	$(39,430)	$11,136	$(125,760)
Adjustments for:
Share-based compensation (note 12)	2,469	5,168	12,611	13,541
Unrealized foreign exchange (gain) loss (note 16)	(44,006)	11,361	(87,389)	(71,891)
Exploration and evaluation (note 6)	497	1,205	5,505	4,564
Depletion and depreciation	117,670	118,231	371,156	381,842
Impairment	—	26,559	—	26,559
Non-cash financing and accretion (note 15)	2,972	2,575	9,664	7,916
Non-cash other expense	—	10,118	—	10,118
Unrealized financial derivatives (gain) loss (note 17)	21,145	(5,639)	(27,698)	105,048
Loss (gain) on disposition of oil and gas properties	6,068	(43,453)	6,592	(43,431)
Deferred income tax recovery	(18,486)	(14,589)	(54,226)	(109,494)
Payments on onerous contracts	(1,761)	—	(5,506)	—
Asset retirement obligations settled (note 10)	(1,754)	(399)	(9,649)	(2,808)
Change in non-cash working capital	2,326	17,180	(3,311)	11,997
	77,912	88,887	228,885	208,201

Financing activities
Increase (decrease) in bank loan	(33,153)	(60,672)	46,328	42,007
Redemption of long-term notes	(8,580)	—	(8,580)	—
	(41,733)	(60,672)	37,748	42,007

Investing activities
Additions to exploration and evaluation assets (note 6)	(507)	(971)	(5,344)	(3,544)
Additions to oil and gas properties (note 7)	(61,037)	(38,608)	(230,766)	(153,210)
Divestitures	7,436	62,860	7,816	62,860
Property acquisitions (note 4)	—	(108)	(71,610)	(62)
Dispositions to other plant and equipment, net of additions	108	164	(510)	(210)
Change in non-cash working capital	16,000	(51,075)	31,624	(155,393)
	(38,000)	(27,738)	(268,790)	(249,559)
Change in cash	(1,821)	477	(2,157)	649
Cash, beginning of period	2,369	419	2,705	247
Cash, end of period	$548	$896	$548	$896

Supplementary information
Interest paid	$21,973	$20,868	$72,167	$72,744
Income taxes paid	$—	$116	$44	$5,254

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp. Third Quarter Report Page 34

Baytex Energy Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended September 30, 2017 and 2016

(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 — 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 — 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 are available through our filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.     BASIS OF PRESENTATION

These condensed consolidated interim unaudited financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”), and do not include all of the necessary annual disclosures as prescribed by International Financial Reporting Standards (“IFRS”). Accordingly, these consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2016 (the “2016 annual financial statements”).

These consolidated financial statements were approved by the Board of Directors of Baytex on November 1, 2017.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2016 annual financial statements have been applied in the preparation of these consolidated financial statements.

Future Accounting Pronouncements

Revenue from Contracts with Customers

In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts and IAS 18 Revenue and the related interpretations on revenue recognition. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The standard also requires extensive new disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will be applied by Baytex on January 1, 2018. The Company has identified its significant revenue streams and is currently reviewing underlying contracts to determine the impact, if any, the adoption of IFRS 15 will have on the consolidated financial statements, except for new additional disclosures.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments which is intended to replace IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. Under IFRS 9, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded through other comprehensive income (loss) rather than net income (loss). The new standard also introduces a credit loss model for evaluating impairment of financial assets. In addition, IFRS 9 provides a hedge accounting model that is more in line with risk management activities. The Company currently does not apply hedge accounting to its derivative contracts nor does it intend to apply hedge accounting upon adoption of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 will be applied by Baytex on January 1, 2018. The Company does not anticipate adoption of IFRS 9 will have a material impact on the consolidated financial statements.

Baytex Energy Corp. Third Quarter Report Page 35

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income (loss). The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. IFRS 16 will be applied by Baytex on January 1, 2019. The Company is in the process of identifying and reviewing its various lease contracts and arrangements in order to evaluate the impact on the consolidated financial statements.

4.     PROPERTY ACQUISITION

On January 20, 2017, Baytex acquired heavy oil properties in the Peace River area of Alberta for total consideration of $66.1 million, including closing adjustments. The purchase price was adjusted for the results of operations between the effective date of December 1, 2016 and closing of the acquisition. The acquired properties provide additional development opportunities located immediately adjacent to Baytex’s existing Peace River lands.

The acquisition was accounted for as a business combination whereby the net assets acquired and the liabilities assumed were recorded at fair value at the acquisition date. The estimated fair value of the oil and gas properties acquired was determined using internal estimates of proved plus probable reserves. The asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired using a market discount rate of 12%.

Preliminary estimates of fair value assigned to the assets acquired and liabilities assumed at the date of acquisition are set forth below:

Consideration for the acquisition:
Cash paid	$66,084
Total consideration	$66,084

Allocation of purchase price:
Oil and gas properties	$89,526
Crude oil inventory(1)	988
Trade and other payables	(5,400)
Asset retirement obligations	(19,030)
Total net assets acquired	$66,084

(1) Crude oil inventory is included as part of trade and other receivables, as at the acquisition date.

For the period from January 20, 2017 to September 30, 2017, the acquired properties contributed revenues, net of royalties, of $30.3 million and operating income (revenues, net of royalties, less operating, transportation and blending expenses) of $9.5 million.

The fair value of identifiable assets acquired and liabilities assumed are preliminary, pending finalization of the annual reserves evaluation.

Baytex Energy Corp. Third Quarter Report Page 36

5.     SEGMENTED FINANCIAL INFORMATION

Baytex’s reportable segments are determined based on the Company’s geographic locations:

•                  Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•                  U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and

•                  Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$118,117	$83,602	$136,313	$114,046	$—	$—	$254,430	$197,648
Royalties	(14,973)	(11,918)	(40,203)	(33,613)	—	—	(55,176)	(45,531)
	103,144	71,684	96,110	80,433	—	—	199,254	152,117

Expenses
Operating	43,525	38,115	20,866	17,958	—	—	64,391	56,073
Transportation	9,312	8,533	—	—	—	—	9,312	8,533
Blending	11,879	1,587	—	—	—	—	11,879	1,587
General and administrative	—	—	—	—	11,074	12,102	11,074	12,102
Exploration and evaluation	497	1,205	—	—	—	—	497	1,205
Depletion and depreciation	51,526	53,411	66,035	64,128	109	692	117,670	118,231
Impairment	—	26,559	—	—	—	—	—	26,559
Share-based compensation	—	—	—	—	2,469	5,168	2,469	5,168
Financing and interest	—	—	—	—	27,498	28,409	27,498	28,409
Financial derivatives (gain) loss	—	—	—	—	18,350	(24,389)	18,350	(24,389)
Foreign exchange (gain) loss	—	—	—	—	(42,475)	10,113	(42,475)	10,113
Loss (gain) on disposition of oil and gas properties	6,068	(3,510)	—	(39,921)	—	(22)	6,068	(43,453)
Other expense	—	—	—	—	283	10,259	283	10,259
	122,807	125,900	86,901	42,165	17,308	42,332	227,016	210,397

Net income (loss) before income taxes	(19,663)	(54,216)	9,209	38,268	(17,308)	(42,332)	(27,762)	(58,280)
Income tax expense (recovery)
Current income tax recovery	—	(4,261)	(48)	—	—	—	(48)	(4,261)
Deferred income tax expense (recovery)	5,402	(10,142)	(8,774)	1,718	(15,114)	(6,165)	(18,486)	(14,589)
	5,402	(14,403)	(8,822)	1,718	(15,114)	(6,165)	(18,534)	(18,850)
Net income (loss)	$(25,065)	$(39,813)	$18,031	$36,550	$(2,194)	$(36,167)	$(9,228)	$(39,430)

Total oil and natural gas capital expenditures (1)	7,051	(2,499)	47,057	(20,674)	—	—	54,108	(23,173)

(1) Includes acquisitions, net of proceeds from divestitures.

Baytex Energy Corp. Third Quarter Report Page 37

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$345,164	$204,446	$444,184	$342,533	$—	$—	$789,348	$546,979
Royalties	(41,725)	(23,673)	(130,642)	(98,826)	—	—	(172,367)	(122,499)
	303,439	180,773	313,542	243,707	—	—	616,981	424,480

Expenses
Operating	132,908	104,040	66,538	76,988	—	—	199,446	181,028
Transportation	26,327	20,454	—	—	—	—	26,327	20,454
Blending	35,196	5,153	—	—	—	—	35,196	5,153
General and administrative	—	—	—	—	37,672	38,504	37,672	38,504
Exploration and evaluation	5,505	4,564	—	—	—	—	5,505	4,564
Depletion and depreciation	153,392	155,039	216,003	224,737	1,761	2,066	371,156	381,842
Impairment	—	26,559	—	—	—	—	—	26,559
Share-based compensation	—	—		—	12,611	13,541	12,611	13,541
Financing and interest	—	—		—	85,296	85,350	85,296	85,350
Financial derivatives (gain) loss	—	—		—	(33,417)	17,856	(33,417)	17,856
Foreign exchange gain	—	—		—	(86,016)	(73,903)	(86,016)	(73,903)
Loss (gain) on disposition of oil and gas properties	6,592	(3,510)		(39,921)	—	—	6,592	(43,431)
Other expense		—		—	1,192	10,204	1,192	10,204
	359,920	312,299	282,541	261,804	19,099	93,618	661,560	667,721
Net income (loss) before income taxes	(56,481)	(131,526)	31,001	(18,097)	(19,099)	(93,618)	(44,579)	(243,241)
Income tax recovery
Current income tax recovery	—	(7,661)	(1,489)	—	—	(326)	(1,489)	(7,987)
Deferred income tax recovery	(5,372)	(28,690)	(27,336)	(43,610)	(21,518)	(37,194)	(54,226)	(109,494)
	(5,372)	(36,351)	(28,825)	(43,610)	(21,518)	(37,520)	(55,715)	(117,481)
Net income (loss)	$(51,109)	$(95,175)	$59,826	$25,513	$2,419	$(56,098)	$11,136	$(125,760)

Total oil and natural gas capital expenditures (1)	135,202	5,060	164,702	88,896	—	—	299,904	93,956

(1) Includes acquisitions, net of proceeds from divestitures.

As at	September 30, 2017	December 31, 2016
Canadian assets	$1,650,723	$1,625,546
U.S. assets	2,691,223	2,955,965
Corporate assets	11,691	12,574
Total consolidated assets	$4,353,637	$4,594,085

Baytex Energy Corp. Third Quarter Report Page 38

6. EXPLORATION AND EVALUATION ASSETS

	September 30, 2017	December 31, 2016
Balance, beginning of period	$308,462	$578,969
Capital expenditures	5,344	4,716
Property acquisitions	—	102
Impairment	—	(166,617)
Exploration and evaluation expense	(5,505)	(5,976)
Transfer to oil and gas properties	(1,888)	(85,069)
Divestitures	(727)	(2,455)
Foreign currency translation	(12,991)	(15,208)
Balance, end of period	$292,695	$308,462

7.              OIL AND GAS PROPERTIES

		Accumulated
	Cost	depletion	Net book value
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	220,067	—	220,067
Property acquisitions	54	—	54
Transferred from exploration and evaluation assets	85,069	—	85,069
Change in asset retirement obligations	35,714	—	35,714
Divestitures	(59,874)	42,959	(16,915)
Impairment	—	(256,559)	(256,559)
Foreign currency translation	(101,274)	15,616	(85,658)
Depletion	—	(503,778)	(503,778)
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169
Capital expenditures	230,766	—	230,766
Property acquisitions (note 4) (1)	96,028	—	96,028
Transferred from exploration and evaluation assets	1,888	—	1,888
Change in asset retirement obligations (note 10)	34,004	—	34,004
Divestitures	(54,477)	29,530	(24,947)
Foreign currency translation	(254,059)	71,056	(183,003)
Depletion	—	(369,395)	(369,395)
Balance, September 30, 2017	$7,818,187	$(3,880,677)	$3,937,510

(1) Includes $6.5 million related to the acquisition of heavy oil producing properties during Q2/2017.

At the end of each reporting period, the Company performs an assessment to determine whether there is any indication of impairment or reversal of previously recorded impairments for the cash generating units (“CGU”) that comprise Oil and Gas Properties. The assessment of indicators is subjective in nature and requires Management to make judgements based on the information available at the reporting date. The Company determined that there were no indicators of impairment or impairment reversals for any of the Company’s CGUs as at September 30, 2017.

8.              BANK LOAN

	September 30, 2017	December 31, 2016
Bank loan - U.S. dollar denominated(1)	$141,570	$191,286
Bank loan - Canadian dollar denominated	84,679	—
Bank loan - principal	226,249	191,286
Unamortized debt issuance costs	(1,747)	(3,332)
Bank loan	$224,502	$187,954

Baytex Energy Corp. Third Quarter Report Page 39

(1)               U.S. dollar denominated bank loan balance as at September 30, 2017 was US$113.2 million (US$142.5 million as at December 31, 2016).

The revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex’s wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the “Revolving Facilities”).

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants (as detailed below) and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At September 30, 2017, Baytex had $13.7 million of outstanding letters of credit (December 31, 2016 - $12.6 million) under the Revolving Facilities and was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and Baytex’s compliance therewith as at September 30, 2017.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at September 30, 2017	September 30, 2017 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.6:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	4.2:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)     “Senior Secured Debt” is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at September 30, 2017, the Company’s Senior Secured Debt totaled $240 million.

(2)     Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended September 30, 2017 was $426 million.

(3)     Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses (excluding non-cash interest and accretion on asset retirement obligations) and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended September 30, 2017 were $102 million.

9.              LONG-TERM NOTES

	September 30, 2017	December 31, 2016
7.5% notes (US$6,400 – principal) redeemed July 13, 2017	$—	$8,593
6.75% notes (US$150,000 – principal) due February 17, 2021	187,650	201,405
5.125% notes (US$400,000 – principal) due June 1, 2021	500,400	537,080
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	500,400	537,080
Total long-term notes - principal	1,488,450	1,584,158
Unamortized debt issuance costs	(15,684)	(18,042)
Total long-term notes - net of unamortized debt issuance costs	$1,472,766	$1,566,116

On July 13, 2017, we redeemed the remaining US$6.4 million principal amount of 7.5% senior unsecured notes assumed pursuant to the acquisition of Aurora Oil and Gas Limited on June 11, 2014.

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company’s ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 8) to financing and interest expenses on a trailing twelve month basis) of 2.50:1. As at September 30, 2017, the fixed charge coverage ratio was 4.2:1.00.

Baytex Energy Corp. Third Quarter Report Page 40

10.       ASSET RETIREMENT OBLIGATIONS

	September 30, 2017	December 31, 2016
Balance, beginning of period	$331,517	$296,002
Liabilities incurred	4,190	5,642
Liabilities settled	(9,649)	(5,616)
Liabilities divested	(11,442)	(10,590)
Property acquisitions (note 4) (1)	20,007	—
Accretion	6,376	6,174
Change in estimate(2)	(11,855)	20,402
Change in discount rate and inflation rate(3)(4)	41,669	20,260
Foreign currency translation	(2,884)	(757)
Balance, end of period	$367,929	$331,517

(1)          Includes $1.0 million related to the acquisition of heavy oil producing properties during Q2/2017.

(2)          Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

(3)          The discount rate and inflation rate at September 30, 2017 are 2.50% and 1.75%, respectively, compared to 2.25% and 1.75% at December 31, 2016.

(4)          The change in discount rate includes a $64 million adjustment related to the Peace River property acquisition in note 4. Obligations acquired are initially measured at fair value using a market rate of interest. The revaluation of obligations acquired using the risk-free discount rate results in an increase to the asset retirement obligation.

11.       SHAREHOLDERS’ CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2017, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company’s net assets in the event the Company is wound-up or terminated.

	Number of
	Common Shares
	(000s)	Amount
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	958	14,522
Issued for cash	21,908	115,014
Issuance costs, net of tax	—	(3,706)
Balance, December 31, 2016	233,449	$4,422,661
Transfer from contributed surplus on vesting and conversion of share awards	2,002	20,914
Balance, September 30, 2017	235,451	$4,443,575

12.       SHARE AWARD INCENTIVE PLAN

The Company recorded compensation expense related to outstanding share awards of $2.5 million for the three months ended September 30, 2017 and $12.6 million for the nine months ended September 30, 2017. Compensation expense for the three and nine months ended September 30, 2016 was $5.2 million and $13.5 million, respectively.

The weighted average fair value of share awards granted during the nine months ended September 30, 2017 was $5.68 per restricted and performance award and $3.05 per restricted and performance award granted during the nine months ended September 30, 2016.

Baytex Energy Corp. Third Quarter Report Page 41

The number of share awards outstanding is detailed below:

	Number of	Number of	Total number of
(000s)	restricted awards	performance awards(1)	share awards
Balance, December 31, 2015	729	613	1,342
Granted	1,313	1,583	2,896
Vested and converted to common shares	(450)	(409)	(859)
Forfeited	(84)	(50)	(134)
Balance, December 31, 2016	1,508	1,737	3,245
Granted	1,636	1,584	3,220
Vested and converted to common shares	(941)	(1,007)	(1,948)
Forfeited	(226)	(154)	(380)
Balance, September 30, 2017	1,977	2,160	4,137

(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

13.       NET INCOME (LOSS) PER SHARE

Baytex calculates basic income (loss) per share based on the net income attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the applicable period.

	Three months ended September 30
	2017			2016
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net loss - basic	$(9,228)	235,451	$(0.04)	$(39,430)	211,479	$(0.19)
Dilutive effect of share awards	—	—	—	—	—	—
Net loss - diluted	$(9,228)	235,451	$(0.04)	$(39,430)	211,479	$(0.19)

	Nine months ended September 30
	2017			2016
	Net income	Common shares (000s)	Net income per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$11,136	234,563	$0.05	$(125,760)	210,953	$(0.60)
Dilutive effect of share awards	—	2,640	—	—	—	—
Net income (loss) - diluted	$11,136	237,203	$0.05	$(125,760)	210,953	$(0.60)

The effect of 1.6 million share awards were excluded from the computation of diluted loss per share for the three months ended September 30, 2017, as they were determined to be anti-dilutive. The effect of 3.3 million share awards was excluded from the computation of diluted loss per share for the three and nine months ended September 30, 2016, as they were determined to be anti-dilutive.

Baytex Energy Corp. Third Quarter Report Page 42

14.       INCOME TAXES

The provision for income taxes has been computed as follows:

	Nine months ended September 30
	2017	2016
Net loss before income taxes	$(44,579)	$(243,241)
Expected income taxes at the statutory rate of 26.93% (2016 - 27.00%)(1)	(12,007)	(65,675)
Decrease (increase) in income tax recovery resulting from:
Share-based compensation	3,397	3,590
Non-taxable portion of foreign exchange gain	(11,719)	(9,271)
Effect of rate adjustments for foreign jurisdictions	(34,303)	(38,342)
Effect of change in deferred tax benefit not recognized	(11,719)	(9,271)
Adjustments and assessments (2)	10,594	—
Other	42	1,488
Income tax recovery	$(55,715)	$(117,481)

(1)          The statutory tax rate decreased due to a decrease in the corporate income tax rate in effect for Saskatchewan (from 12% to 11.75%).

(2)          The Company is regularly subject to audit by the revenue authorities in the jurisdictions in which it operates. During the three months ended September 30, 2017, the Company accepted an audit proposal from the Canada Revenue Agency which reduced the Company’s non-capital loss tax pools by $39.3 million and resulted in a $10.6 million increase in deferred tax expense.

As disclosed in the 2016 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency (“CRA”) in June 2016. Those reassessments denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received and is now waiting for an appeals officer to be assigned to its file. Baytex remains confident that its original tax filings are correct and intends to defend those tax filings through the appeals process.

15.       FINANCING AND INTEREST

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2017	2016	2017	2016
Interest on bank loan	$2,985	$3,260	$8,573	$9,560
Interest on long-term notes	21,541	22,574	67,059	67,874
Non-cash financing	1,008	1,103	3,288	3,214
Accretion on asset retirement obligations	1,964	1,472	6,376	4,702
Financing and interest	$27,498	$28,409	$85,296	$85,350

16.       FOREIGN EXCHANGE

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2017	2016	2017	2016
Unrealized foreign exchange (gain) loss	$(44,006)	$11,361	$(87,389)	$(71,891)
Realized foreign exchange (gain) loss	1,531	(1,248)	1,373	(2,012)
Foreign exchange (gain) loss	$(42,475)	$10,113	$(86,016)	$(73,903)

17.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
U.S. dollar denominated	US$47,317	US$66,950	US$1,100,324	US$1,197,732

Baytex Energy Corp. Third Quarter Report Page 43

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

	Remaining Term	Volume	Price/Unit (1)	Index	Fair Value as at September 30, 2017 ($millions)
Oil
Basis swap	Oct 2017 to Dec 2017	5,500 bbl/d	WTI less US$13.16/bbl	WCS	$(0.9)
Basis swap	Jan 2018 to Jun 2018	2,000 bbl/d	WTI less US$14.23/bbl	WCS	$(0.1)
Basis swap	Jan 2018 to Dec 2018	6,000 bbl/d	WTI less US$14.24/bbl	WCS	$0.5
Fixed - sell	Oct 2017 to Dec 2017	3,500 bbl/d	US$54.46/bbl	WTI	$1.6
Fixed - sell	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.65/bbl	WTI	$0.0
3-way option (2)	Oct 2017 to Dec 2017	14,500 bbl/d	US$58.61/US$47.17/US$37.24	WTI	$0.5
3-way option (2)	Jan 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI	$3.1
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$54.00/bbl	WTI	$0.3
Swaption (3)	Jan 2018 to Dec 2018	500 bbl/d	US$52.00/bbl	WTI	$(0.6)
Swaption (3)	Jan 2018 to Dec 2018	1,500 bbl/d	US$51.00/bbl	WTI	$(2.7)
Swaption (3)	Jan 2018 to Dec 2018	500 bbl/d	US$50.90/bbl	WTI	$(0.6)
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.10/bbl	WTI	$(2.4)
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.00/bbl	WTI	$(2.5)
Fixed - sell (4)	Jan 2018 to Dec 2018	1,000 bbl/d	US$59.00/bbl	Brent	$—

Natural Gas
Fixed - sell	Oct 2017 to Dec 2017	22,500 GJ/d	$2.85	AECO	$1.7
Fixed - sell	Oct 2017 to Dec 2017	22,500 mmbtu/d	US$2.98	NYMEX	$(0.2)
Fixed - sell	Jan 2018 to Dec 2018	7,500 mmbtu/d	US$3.00	NYMEX	$(0.1)
Fixed - sell	Jan 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$0.9
Total					$(1.5)
Current asset					$2.2
Non-current asset					$0.1
Current liability					$(2.8)
Non-current liability					$(1.0)

(1)          Based on the weighted average price/unit for the remainder of the contract.

(2)          Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$50/US$40 contract, Baytex receives the market price for WTI plus US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)          For these contracts, Baytex received a higher swap price in exchange for writing a call option whereby the holder has the right, if exercised on December 29, 2017, to enter an additional swap transaction for the same remaining term, notional volume and fixed price per unit.

(4)          Contract entered subsequent to September 30, 2017. For the purposes of this table, contracts entered subsequent to September 30, 2017 will have no fair value assigned.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Realized financial derivatives gain	$(2,795)	$(18,750)	$(5,719)	$(87,192)
Unrealized financial derivatives (gain) loss	21,145	(5,639)	(27,698)	105,048
Financial derivatives (gain) loss	$18,350	$(24,389)	$(33,417)	$17,856

Baytex Energy Corp. Third Quarter Report Page 44

ABBREVIATIONS

AECO	the natural gas storage facility located at Suffield, Alberta	mboe*	thousand barrels of oil equivalent
		mcf	thousand cubic feet
bbl	barrel	mcf/d	thousand cubic feet per day
bbl/d	barrel per day	mmbtu	million British Thermal Units
boe*	barrels of oil equivalent	mmbtu/d	million British Thermal Units per day
boe/d	barrels of oil equivalent per day	mmcf	million cubic feet
GAAP	Generally Accepted Accounting Principles	mmcf/d	million cubic feet per day
GJ	gigajoule	NGL	natural gas liquids
GJ/d	gigajoule per day	NYMEX	New York Mercantile Exchange
IFRS	International Financial Reporting Standards	NYSE	New York Stock Exchange
LIBOR	London Interbank Offered Rate	TSX	Toronto Stock Exchange
LLS	Louisiana Light Sweet	WCS	Western Canadian Select
mbbl	thousand barrels	WTI	West Texas Intermediate

*                         Oil equivalent amounts may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp. Third Quarter Report Page 45

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICERS

Raymond T. Chan	Edward D. LaFehr
Chairman of the Board	President and Chief Executive Officer
Baytex Energy Corp.
Rodney D. Gray
Mark R. Bly(3)	Chief Financial Officer
Independent Businessman
Richard P. Ramsay
James L. Bowzer(3)	Chief Operating Officer
Independent Businessman
Geoffrey J. Darcy
John A. Brussa(3)(4)	Senior Vice President, Marketing
Vice Chairman
Burnet, Duckworth & Palmer LLP	Brian G. Ector
Senior Vice President, Capital Markets
Edward Chwyl(2)(3)	and Public Affairs
Independent Businessman
Kendall D. Arthur
Trudy M. Curran(1)(2)(4)	Vice President, Lloydminster
Independent Businesswoman	and Conventional Business Units

Naveen Dargan(1)(2)	Murray J. Desrosiers
Independent Businessman	Vice President, General Counsel
and Corporate Secretary
R. E. T. (Rusty) Goepel(4)
Senior Vice President Raymond James Ltd.	Ryan M. Johnson
Vice President, Peace River Business Unit
Edward D. LaFehr
President and Chief Executive Officer	Chad L. Kalmakoff
Baytex Energy Corp.	Vice President, Finance

Gregory K. Melchin(1)(4)	M. Scott Lovett
Independent Businessman	Vice President, Business Development

Mary Ellen Peters(1)(2)	Gregory A. Sawchenko
Independent Businesswoman	Vice President, Land

Dale O. Shwed(3)	Gregory M. Zimmerman
President & Chief Executive Officer	Vice President, U.S. Business Unit
Crew Energy Inc.

(1) Member of the Audit Committee (2) Member of the Human Resources and Compensation Committee (3) Member of the Reserves Committee (4) Member of the Nominating and Governance Committee	AUDITORS KPMG LLP

HEAD OFFICE

Baytex Energy Corp.

Centennial Place, East Tower

2800, 520 – 3rd Avenue SW

Calgary, Alberta T2P 0R3

Toll-free: 1-800-524-5521

T: 587-952-3000

F: 587-952-3001

www.baytexenergy.com

BANKERS

Bank of Nova Scotia

Alberta Treasury Branches

Bank of America

Bank of Montreal

Barclays Bank plc

Canadian Imperial Bank of Commerce

Caisse Centrale Desjardins

National Bank of Canada

Royal Bank of Canada

Société Générale

The Toronto-Dominion Bank

Union Bank

Wells Fargo Bank

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

RESERVES ENGINEERS

Sproule Unconventional Limited

Ryder Scott Company L.P.

TRANSFER AGENT

Computershare Trust Company of Canada

EXCHANGE LISTINGS

Toronto Stock Exchange

New York Stock Exchange

Symbol: BTE